Exhibit 99.1

News Release

February 12, 2010

TELUS Reports Fourth Quarter 2009 Results

Results in line with most recent guidance

Vancouver, B.C. – TELUS Corporation reported fourth quarter 2009 financial results consistent with the company’s most recent public guidance. Revenue of $2.4 billion was a slight decrease of $11 million over the same period a year ago reflecting continued declines in traditional voice services, which offset growth in data and wireless revenues. Consolidated earnings before interest, taxes, depreciation and amortization (EBITDA) decreased by 16 per cent from the fourth quarter of 2008, primarily due to higher restructuring costs from ongoing operating efficiency initiatives and higher defined benefit pension plan expenses. When excluding restructuring costs and these pension plan expenses, underlying EBITDA decreased by eight per cent.

Net income in the fourth quarter was $156 million and earnings per share (EPS) were 49 cents, decreases of approximately 45 per cent. Net income and EPS included, as previously communicated, the unfavourable after-tax impact of approximately $69 million or 22 cents per share related to the costs of early partial redemption of June 2011 notes from the successful $1 billion refinancing in December. Net income and EPS included favourable income tax-related adjustments of approximately $79 million or 25 cents per share this quarter, compared to $32 million or 10 cents in the same period a year ago. Excluding the debt redemption and income tax-related adjustments, the underlying net income for the quarter was $146 million or 46 cents per share compared to $253 million or 80 cents for the same period a year ago.

Free cash flow of negative $35 million represented a decrease of $96 million from the same period a year ago, primarily due to higher customer retention costs, and financing costs related to the early partial redemption of June 2011 notes, partially offset by lower capital expenditures. For the full year, 2009 free cash flow was $500 million, an increase of 39 per cent with the primary factor being due to the prior year payments for advanced wireless services (AWS) spectrum licenses.

In the fourth quarter, TELUS added 105,000 net new customer connections as growth in wireless, TELUS TV and high speed Internet subscribers partially offset by decreases in traditional landline phone and legacy data connections. Total customer connections for the year increased by 284,000 to 12 million.

FINANCIAL HIGHLIGHTS

C$ and in millions, except per share amounts	3 months ended December 31
(unaudited)	2009	2008	% Change
Operating revenues	2,443	2,454	(0.4)
Operations expense	1,577	1,479	6.6
Restructuring costs	77	38	n.m.
EBITDA(1)	789	937	(15.8)
Income before income taxes	108	373	(71.0)
Net income(2)(3)	156	285	(45.3)
Earnings per share (EPS), basic(2)(3)	0.49	0.90	(45.6)
Cash provided by operating activities	624	747	(16.5)
Capital expenditures	514	631	(18.5)
Free cash flow(4)	(35)	61	n.m.
Total customer connections (millions)	11.96	11.67	2.4

(1)             Earnings before interest, taxes, depreciation and amortization (EBITDA) is defined as Operating revenues less Operations expense less Restructuring costs. See Section 6.1 of Management’s review of operations.

(2)             Net income and EPS for the three month period in 2009 included favourable income tax-related adjustments related to prior year tax matters of approximately $79 million net of tax or 25 cents per share respectively, compared to $32 million or 10 cents for the same period in 2008.

(3)             Net income and EPS for the three month period in 2009 included an unfavourable after-tax impact of approximately $69 million or 22 cents per share resulting from the loss on early partial redemption of June 2011 notes.

(4)             See Section 6.2 of Management’s review of operations.

Darren Entwistle, TELUS president and CEO, noted that the results are consistent with TELUS’ latest guidance.

“There is no question that the last year was a challenging one economically, but also one where we progressed game-changing capital projects and made significant investments in operational efficiency to improve our cost structure. Combined, these initiatives will launch TELUS into its next stage of net income and cash flow growth,” Mr. Entwistle said.

Mr. Entwistle noted, “The TELUS team is looking forward to 2010 with hardened optimism as we start benefiting from the launch of Canada’s largest 3G+ wireless network in November, expansion of HD TV coverage in B.C. and Alberta, plus the introduction of TELUS TV’s new Microsoft Mediaroom platform in February. The launch of Mediaroom sets TELUS TV apart in the marketplace with a powerful new customer home entertainment experience. We look forward to capitalizing on these developments in the current year and into 2011 and beyond.”

Robert McFarlane, TELUS executive vice-president and CFO said, “TELUS made significant progress with major strategic investments in 2009 such as the new wireless HSPA and wireline ADSL2+ higher speed broadband networks that we expect to positively impact future financial results. We are also looking forward to significant cash flow expansion as consolidated capital investment levels return to more historical levels in 2010. In December, TELUS successfully accessed the Canadian capital markets at an attractive 5.05 per cent interest rate for $1 billion of new debt, which funded the early redemption of a third of the US dollar denominated 8% notes due in June of 2011.”

This news release contains statements about expected future events and financial and operating results of TELUS that are forward-looking. By their nature, forward-looking statements require the Company to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that the forward-looking statements will not prove to be accurate. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause actual future results and events to differ materially from that expressed in the forward-looking statements. Accordingly this news release is subject to the disclaimer and qualified by the assumptions (including assumptions for 2010 guidance), qualifications and risk factors (including those associated with the deployment and operation of the new national high-speed packet access network and associated introduction of new products, services and systems) referred to in the Management’s discussion and analysis in the 2008 annual report, and in the 2009 quarterly reports. Except as required by law, TELUS disclaims any intention or obligation to update or revise forward-looking statements, and reserves the right to change, at any time at its sole discretion, its current practice of updating annual targets and guidance.

OPERATING HIGHLIGHTS

TELUS wireless

•                  External revenues increased by $37 million or 3.1% to $1.2 billion in the fourth quarter of 2009, compared with the same period in 2008, with equipment sales and other revenue growth of $56 million, which included a full quarter of revenue from newly acquired Black’s Photo, offsetting a decline in network revenue.

•                  Wireless data revenue of $243 million increased $40 million or 20% due to the continued adoption of smartphones and mobile Internet keys, and increased use of data services such as text messaging and wireless social networking.

•                  ARPU (average revenue per subscriber unit per month) declined by 7.7% to $57.38 compared to the same quarter a year ago, as voice ARPU continued its downward trend due to declining minutes of use and plan optimization by consumers and businesses, lower business-oriented Mike service revenue, increased proportion of Koodo Mobile customers, and decreased inbound roaming revenues. The fast growing data component increased by 13% to $12.60 and represented 22% of ARPU.

•                  Net subscriber additions of 122,000 were 18% lower than for the same period a year ago. The year-over-year decrease was primarily due to lower prepaid net additions and the company’s focus on launching a number of major wireless strategic initiatives that began ramping up in November. Higher value postpaid net additions were 109,000 and represented 89% of total new wireless customers, up from 80% in the year-ago period.

•                  Blended monthly subscriber churn was essentially flat year-over-year at 1.60%.

•                  EBITDA of $435 million decreased by 12% due to declining voice ARPU and increased retention costs.

•                  Cost of acquisition per gross addition increased by only 2.2% year-over-year to $380, reflecting higher advertising and promotional expenses related to the new 3G+ wireless network launch in November, and higher cost of subsidizing smartphone devices (notably including the Apple iPhone), partially offset by lower commissions.

•                  Cost of retention of $133 million increased by $28 million, reflecting higher costs associated with increased retention volumes to support customer migrations to smartphones, including the Apple iPhone.

•                  Simple cash flow (EBITDA less capital expenditures) decreased by $13 million to $243 million in the quarter due to lower EBITDA, partially offset by lower capital spending.

TELUS wireline

•                  External revenues decreased by $48 million or 3.8% to $1.2 billion in the fourth quarter of 2009, when compared with the same period in 2008, largely due to declines in voice local and long distance revenues.

•                  Data revenues increased by $26 million or 4.9% due to TELUS TV subscriber growth, increased Internet, enhanced data and hosting services, and higher managed workplace revenues.

•                  TELUS high-speed Internet net additions of 11,000 were down from 19,000 in the same period a year ago, due to a maturing market, a decline in household formation, as well as promotional and winback activity by cable-TV competitors.

•                  TELUS TV net additions were 33,000, an increase of 120% over the same period last year, due to improved installation capabilities, enhanced broadband coverage and capability, and the addition of TELUS Satellite TV service.

•                  Network access lines (NALs) declined by 52,000 in the quarter to 4 million, down 4.7% from a year ago. Residential NAL losses of 41,000 slightly improved year-over-year due to more effective winbacks and the positive impact from bundled service offerings, including TELUS TV. Business NALs declined by 11,000 primarily in Western Canada, due to economic and competitive factors, which more than offset increased business lines in Ontario and Quebec.

•                  EBITDA of $354 million decreased by $91 million or 20% in large part due to higher restructuring costs and pension expenses. EBITDA excluding restructuring costs and pension expenses decreased by $20 million with cost savings partially offsetting the decline in revenue.

•                  Simple cash flow (EBITDA less capital expenditures) decreased $18 million to $32 million in the quarter as lower EBITDA was partially offset by lower capital expenditures.

CORPORATE AND BUSINESS DEVELOPMENTS

Exciting developments with TELUS TV

In early February, TELUS launched a new TELUS IP TV platform in B.C.’s Lower Mainland and parts of Alberta, bringing its customers the latest in carrier-grade, digital TV technology. Clients on the new service, powered by Microsoft Mediaroom and available exclusively by TELUS in Western Canada, have a single enhanced Personal Video Recorder (PVR) allowing them to record and watch TV programs on up to six TVs throughout their home.  Clients can use impressive new features like PVR Anywhere, enabling them to record a show on one television and watch it on another television in another room in the house, record over 300 hours of Standard Definition programming or 120 hours of High Definition (HD) programming, record multiple programs at one time, use up to six digital boxes, and access HD programming on all televisions. These and additional features such as picture correction and instantaneous channel changing are expected to provide differentiation over services offered by cable-TV competitors.

TELUS continues to expand the reach of HD TV service and Internet-based TELUS TV to other communities. Notably, HD service coverage in greater Vancouver increased sequentially in the fourth quarter from half to almost three quarters of households. We also launched TV service in seven new communities in British Columbia and Alberta during the quarter, including Mission, Chilliwack, Campbell River, Sardis, Medicine Hat, Lethbridge and Cochrane. TELUS customers can now bundle IP TV with their home phone and Internet services in these and dozens of other communities. Smaller communities benefit from TELUS Satellite TV service that launched in mid-2009 and covers over 90% of the households in B.C. and Alberta.

These developments have been made possible by and leverage the significant investments TELUS made in 2009 to enhance the coverage and capabilities of its broadband network.

TELUS wireless major developments

In November, TELUS announced a number of developments that significantly improved TELUS’ competitive position in wireless. The launch of Canada’s largest 3G+ network offers customers HSPA/HSPA+ technology for increased wireless data download speeds of up to 21 megabits per second and an enhanced range of wireless data applications.

The new network allows TELUS to benefit from the future global ecosystem, economies of scale and enhanced roaming revenues. The 3G+ network provides TELUS immediate access to the world’s best selection of devices from Apple, HTC, Huawei, LG, Nokia, RIM, Samsung, Sierra Wireless, and others including new devices powered by the Google Android operating system. This enables us to offer customers better choice in terms of devices, services and applications.

To complement the new smartphone line-up, and based on consumer research, TELUS introduced a suite of Clear Choice rate plans to simplify its approach to the market place. Clear Choice plans have no system access or carrier 911 fees, and a reduced number of options, making it easier for customers to choose a plan right for them, while at the same time supporting enhanced efficiency.

Also in November, TELUS expanded its wireless distribution capabilities by launching wireless sales in Black’s Photo Stores, which were acquired in September. Black’s is a national imaging and digital retailer in Canada, with 113 stores that are primarily in premium mall locations. Eighty-one, or 72 per cent, of Black’s stores are in Ontario, where TELUS is targeting increased distribution.

TELUS implements enhanced wireless emergency 911 service

Late in January, TELUS implemented phase II enhanced wireless 911 (e911) services across its three wireless networks, which are based on HSPA, CDMA, and iDEN (Mike) technologies. The new technology allows TELUS and other wireless carriers to pass enhanced location information to 911 operators, helping them to be better able to locate an emergency 911 caller using a wireless device with the applicable technology. The system uses a combination of the most advanced GPS technology available, as well as cell tower trilateration to provide the most accurate possible location information, depending on the handset type. Each technology has different strengths, with Assisted GPS providing the best possible location. In ideal conditions, Assisted GPS should be able to locate a caller within 50 meters.

Phase II e911 is a complex project requiring coordination between wireless carriers, and third party 911 operator centres (called public safety answering points or PSAPs), and emergency services. While TELUS is offering this enhanced service across its networks, a small number of PSAPs have not yet integrated the required technology or training. TELUS is continuing to work with those PSAPs to implement the new system as soon as they are ready.

TELUS issues long-term debt to fund early partial redemption of 2011 Notes

In early December, TELUS issued 10-year Canadian dollar notes, raising approximately $1 billion.  The net proceeds of the new 5.05 per cent notes were used to fund the partial redemption of notes due in June 2011. TELUS redeemed US$577 million of the 8% US$1.925 billion notes due in 2011, and paid $315 million to terminate associated cross-currency interest rate swaps. The partial redemption reduces refinancing risk in 2011, provides a lower effective interest rate for the replaced debt in 2010 and beyond and extended our average debt maturity by an additional year to five years.

TELUS to adopt “say on pay”

In January, TELUS announced that its Board of Directors has unanimously approved the adoption of a non-binding advisory vote by shareholders on executive compensation. This vote, to be held at the annual general meeting next year, will give TELUS shareholders an opportunity to give direct feedback to the Board of Directors on the company’s approach to executive compensation. Being one of the first large corporations in Canada to voluntarily offer a ‘say on pay’ vote to shareholders, continues TELUS’ long-standing commitment to best-in-class corporate governance practices.

Award of Excellence for TELUS corporate reporting

TELUS received an Award of Excellence for Corporate Reporting from the Canadian Institute of Chartered Accountants (CICA) in its sector. The award is for TELUS’ 2008 financial reporting including its annual report, information circular, corporate social responsibility (CSR) report, and the online investor relations and corporate governance sites. This is the 15th straight year CICA has recognized TELUS for excellence in corporate reporting. The judges remarked that TELUS’ corporate social responsibility practices clearly demonstrate the company’s commitment to the environment. They also commended TELUS for its clear annual targets, an outstanding discussion of TELUS business and environment, an honest assessment of TELUS strengths and achievements, an easy-to-navigate financial statement, transparent scorecard disclosure, an online annual financial statement second to none and hotline services in many languages, making TELUS unique to the telecommunications industry.

TELUS named most outstanding philanthropic corporation with global award

TELUS in January was named the top philanthropic corporation for 2010. TELUS is the first Canadian company to ever receive this global award — the Freeman Philanthropic Services Award for Outstanding Corporation from The Association of Fundraising Professionals (AFP). Paulette V. Maehara, president and CEO of AFP said “Their approach to philanthropy and their demonstrated commitment to employee involvement through their charitable giving and volunteerism programs sets the standards for corporations around the world.” The AFP represents 30,000 members in 207 chapters throughout the world, working to advance philanthropy through advocacy, research, education and certification programs.

Guided by the motto, “We Give Where We Live,” TELUS, its team members and retirees gave $24 million in 2009 alone to a variety of community initiatives, including support to Children’s Hospitals, TELUS Worlds of Science, Alpine Canada Alpin, and the Juvenile Diabetes Research Foundation. Central to TELUS’ realization of innovation and philanthropic giving, nine TELUS Community Boards — Victoria, Vancouver, Edmonton, Calgary, Ottawa, Toronto, Montreal, Rimouski and Atlantic Canada — guide the company’s local community support.

TELUS Calgary Community Board appoints new chair

In February, Ken King, president and CEO of the Calgary Flames NHL hockey team, was announced as the TELUS Calgary Community Board’s new chair. He succeeds Harold and Marilyn Milavsky in this role. Mr. King’s current community involvement spans numerous organizations, including co-chair of REACH, the Calgary Committee to End Homelessness, the Calgary Sport Tourism Authority, the Calgary Exhibition & Stampede, Borden Ladner Gervais CIAU Athlete of the Year Awards Committee and the Rotary Club of Calgary.

TELUS connects with Haiti relief efforts

Haiti was hit by an earthquake in January leaving an estimated three million people injured or displaced. TELUS, in conjunction with the Mobile Giving Foundation, used new wireless technology to allow customers to text donations through their mobile devices. Through TELUS, customers could text a $5 donation up to six times a month to charitable organizations working in Haiti, including the Salvation Army, Red Cross, Clinton Giustra, Care Canada, UNICEF Canada, World Vision, and Plan Canada. This has resulted in $110,000 of donations pledged until the end of January, which is matched by the federal government. TELUS also donated $25,000 to the Salvation Army and $25,000 to the Red Cross to assist their work in Port au Prince, Haiti. In addition to funds being donated by TELUS and its customers, TELUS supported a fundraising concert at TELUS Theatre in Montreal.

TELUS one of Canada’s 10 most admired corporate cultures

Waterstone Human Capital named TELUS to its list of Canada’s 10 Most Admired Corporate Cultures in Canada. The list recognizes Canadian organizations for having a culture that has helped them enhance their financial performance and sustain a competitive advantage. TELUS was judged on five components: vision and leadership; cultural alignment, measurement and sustainability; rewards, recognition and innovative business achievement; corporate performance; and corporate social responsibility. TELUS is the only telecom company to be named to this list in its five-year history. The judges noted the company’s strong leadership as the driver behind the culture of innovation they see within TELUS - specifically the launch and success of Koodo Mobile, the acquisition of Emergis and the company’s continued focus on transforming Canadian health care.

SickKids Toronto receive a healthy dose of social networking

TELUS and Kids’ Health Links Foundation launched Upopolis.com at The Hospital for Sick Children (SickKids) in Toronto. Upopolis is an online social network designed especially for young patients in hospital. Upopolis aims to make hospital walls virtually invisible between family and friends through the power of social networking. SickKids is the largest centre in Canada to offer this site to its patients. Upopolis is now in use at six hospitals and healthcare organizations across Canada.

Awards for business excellence, community and environmental involvement

TELUS and its team members were honoured with a number of other awards in the fourth quarter including:

•                  2009 Health Transformation Company of the Year by the Information Technology Association of Canada (ITAC). The award honours TELUS Health Solutions as the healthcare information and communication technology company that has most fundamentally transformed healthcare in 2009 through the use of health informatics.

•                  Audrey Ho, TELUS senior vice-president and chief general counsel, was named one of Canada’s Most Powerful Women by the Women’s Executive Network.

•                  The American Society for Training and Development recognized TELUS with a BEST Award, designating the company as one of the top organizations worldwide for employee learning and development that drives enterprise-wide success.

•                  Capacity Magazine’s Global Wholesale Award for Best Regional North American Wholesale Offering, for demonstrating thought leadership in the development and implementation of its wholesale strategy within North America. TELUS is the first Canadian company to receive the award.

•                  2009 Prix Arts-Affaires de Montréal in the large enterprise category recognized TELUS for its support of Montreal arts and cultural organizations. The award is an initiative of the Board of Trade of Metropolitan Montreal and the Conseil des arts de Montréal, in collaboration with daily newspaper Le Devoir and ARTV

•                  Award from Greener Containers, Packaging and Printed Matter: Today’s Reality, Today’s Opportunities! organized by Éco Entreprises Québec. TELUS submitted its new plastic-free eco-packaging designed for phone cases, chargers, memory cards and other accessories. The new packaging will enable TELUS to save annually close to 1,000 trees, eliminate 30 kilograms of solid waste, and trim consumption by 2,675 litres of water and nearly 4,000 cubic metres of natural gas.

DIVIDEND DEVELOPMENTS

TELUS dividend reinvestment program offers 3% share price discount

In November, the Board of Directors approved an amendment to TELUS’ dividend reinvestment and share repurchase program (DRISP), for the benefit of participating shareholders. Beginning with the common and non-voting quarterly dividend paid on January 4, 2010, TELUS is issuing non-voting shares from treasury for reinvested dividends at a three per cent discount from the average market price. This compares to the previous practice of purchasing shares in the open market. The DRISP participation increased from four percent to 14 per cent for the January 2010 dividend. Full details of the plan are available at telus.com/drisp.

Dividend Declaration

The Board of Directors has declared a quarterly dividend of forty-seven and one half cents ($0.475) Canadian per share on the issued and outstanding Common shares and forty-seven and one half cents ($0.475) Canadian per share on the issued and outstanding Non-Voting shares of the Company payable on April 1, 2010 to holders of record at the close of business on March 11, 2010.

Media relations:	Investor relations:
Shawn Hall	Robert Mitchell
(604) 619-7913	(416) 279-3219
shawn.hall@telus.com	ir@telus.com

Access to Quarterly results information

Interested investors, the media and others may review this quarterly earnings release, quarterly results slides, supplementary financial information and our full first, second, and third quarter 2009 report on our website at telus.com/investors.

Quarterly conference call and webcast presentation

TELUS quarterly conference call is scheduled for February 12, 2010 at 11:00 am ET and will feature a presentation about our fourth quarter results. It will be followed by a question and answer period with analysts. Interested parties can access the webcast at: telus.com/investors. A transcript will be posted on the website within several business days. Also, a recording will be available on February 12 until February 22, 2010 at: telus.com/investors or by telephone (1-403-669-1055 or 1-877-353-9587, reservation no. 239403#).

About TELUS

TELUS (TSX: T, T.A; NYSE: TU) is a leading national telecommunications company in Canada, with $9.6 billion of annual revenue and 12 million customer connections including 6.5 million wireless subscribers, 4 million wireline network access lines and 1.2 million Internet subscribers and 170,000 TELUS TV customers. Led since 2000 by President and CEO, Darren Entwistle, TELUS provides a wide range of communications products and services including data, Internet protocol (IP), voice, entertainment and video.

In support of our philosophy to give where we live, TELUS, our team members and retirees have contributed $158 million to charitable and not-for-profit organizations and volunteered more than 3 million hours of service to local communities since 2000. Nine TELUS Community Boards across Canada lead TELUS’ local philanthropic initiatives. TELUS was honoured to be named the most outstanding philanthropic corporation globally for 2010 by the Association of Fundraising Professionals, becoming the first Canadian company ever to receive this prestigious international recognition.

For more information about TELUS, please visit telus.com.

TELUS CORPORATION

Management’s review of operations

2009 Q4

Caution regarding forward-looking statements

This document contains forward-looking statements about expected future events and financial and operating performance of TELUS Corporation (TELUS or the Company, and where the context of the narrative permits, or requires, its subsidiaries). By their nature, forward-looking statements require the Company to make assumptions, and forward-looking statements are subject to inherent risks and uncertainties. There is significant risk that assumptions, predictions and other forward-looking statements will not prove to be accurate. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause future performance, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed. Except as required by law, the Company disclaims any intention or obligation to update or revise any forward-looking statements, and reserves the right to change, at any time at its sole discretion, its current practice of updating annual targets and guidance. Targets for 2010 and assumptions are described in Section 1.5.

Factors that could cause actual performance to differ materially include, but are not limited to:

Competition (including more active price competition; the expectation that new wireless competitors will launch or expand services in 2010 using advanced wireless services (AWS) spectrum; industry growth rates including wireless penetration gain; actual network access line losses; TELUS TV and wireless subscriber additions experience; variability in wireless average revenue per unit (ARPU) as well as variability in subscriber acquisition and retention costs that are dependent on subscriber loading and retention volumes, smartphone sales and subsidy levels, and TELUS TV installation costs); economic growth and fluctuations (including strength and persistence of the economic recovery in Canada, and pension performance, funding and expenses); capital expenditure levels in 2010 and beyond (due to the Company’s wireline broadband initiatives, fourth generation (4G) wireless deployment strategy, and any new Industry Canada wireless spectrum auctions); financing and debt requirements (including ability to carry out refinancing activities); tax matters (including acceleration or deferral of required payments of significant amounts of cash taxes); human resource developments (including collective bargaining in the TELUS Québec region and for a national collective agreement expiring in late 2010); business integrations and internal reorganizations (including ability to successfully implement cost reduction initiatives and realize expected savings); technology (including reliance on systems and information technology, broadband and wireless technology options and roll-out plans, choice of suppliers and suppliers’ ability to maintain and service their product lines, expected technology and evolution path and transition to 4G technology, expected future benefits and performance of high-speed packet access (HSPA) / long-term evolution (LTE) wireless technology, successful deployment and operation of new wireless networks and successful introduction of new products (such as new HSPA devices), new services and supporting systems; and successful upgrades of TELUS TV technology); regulatory approvals and developments (including the incumbent local exchange carriers’ (ILEC’s) obligation to serve; utilization of funds in the ILEC’s deferral accounts; interpretation and application of tower sharing and roaming rules, the design and impact of future spectrum auctions (including the cost of acquiring the spectrum), and possible changes to foreign ownership restrictions); process risks (including conversion of legacy systems and billing system integrations, and implementation of large complex enterprise deals that may be adversely impacted by available resources and degree of co-operation from other service providers); health, safety and environmental developments; litigation and legal matters; business continuity events (including human-caused and natural threats); any future acquisitions or divestitures; and other risk factors discussed herein and listed from time to time in TELUS’ reports and public disclosure documents including its annual report, annual information form, and other filings with securities commissions in Canada (on SEDAR at sedar.com) and in its filings in the United States, including Form 40-F (on EDGAR at sec.gov).

For further information, see Risks and risk management in Section 10 of TELUS’ 2008 annual and 2009 first, second and third quarter Management’s discussion and analyses, as well as updates reported in Section 5 of this document.

Management’s review of operations

February 12, 2010

The following sections are a discussion of the consolidated financial position and financial performance of TELUS Corporation for the three-month periods and years ended December 31, 2009 and 2008. This discussion contains forward-looking information qualified by reference to, and should be read together with, the Caution regarding forward-looking statements above. Accounting policies are consistent with those described in Note 1 of TELUS’ 2008 Consolidated financial statements and developments set out in TELUS’ 2009 first, second and third quarter Management’s discussions and analyses.

The unaudited summary consolidated financial information accompanying this discussion has been prepared in accordance with Canadian generally accepted accounting principles (GAAP). All amounts are in Canadian dollars unless otherwise specified.

Management’s review of operations

Section		Description
1.	Introduction, performance summary and targets	A summary of TELUS’ consolidated results for 2009, performance against 2009 targets, and presentation of targets for 2010
2.	Discussion of operations	A detailed discussion of operating performance for the fourth quarter and year ended December 31, 2009
3.	Changes in financial position	A discussion of changes in the consolidated statements of financial position for the year ended December 31, 2009
4.	Liquidity and capital resources	A discussion of cash flow, liquidity, credit facilities and other disclosures
5.	Risks and risk management	An update of certain risks and uncertainties facing TELUS and how the Company manages these risks
6.	Definitions and reconciliations	Definitions of operating, liquidity and capital resource measures, including calculation and reconciliation of certain non-GAAP measures used by management

1.              Introduction, performance summary and targets

The discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of Management’s review of operations.

1.1 Preparation of Management’s review of operations

The Company’s disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management on a timely basis, so that appropriate decisions can be made regarding public disclosure. Management determines whether or not information is material based on whether it believes a reasonable investor’s decision to buy, sell or hold securities in the Company would likely be influenced or changed if the information were omitted or misstated. This discussion was reviewed by TELUS’ Audit Committee and approved by TELUS’ Board of Directors.

Management has issued guidance on and reports on certain non-GAAP measures to evaluate performance of segments and the Company. Non-GAAP measures are also used to determine compliance with debt covenants and manage the capital structure. Because non-GAAP measures do not generally have a standardized meaning, securities regulations require that non-GAAP measures be clearly defined and qualified, and reconciled with their nearest GAAP measure. The Canadian Institute of Chartered Accountants (CICA) Corporate Performance Reporting Board has issued guidelines that define standardized EBITDA and standardized free cash flow. While EBITDA and free cash flow discussed in this document are management’s definitions, reconciliations to the standardized definitions are provided in Section 6: Definitions and reconciliations.

1.2 Canadian economy and telecommunications industry

Economic environment

Canada’s economy entered into a recession in the fourth quarter of 2008 that continued through the first half of 2009, followed by modest growth beginning in the third quarter of 2009. Unemployment levels rose to approximately 8.6% in the fourth quarter of 2009, up from 6.4% one year earlier, and it is expected that improvement in unemployment levels will lag the economic recovery. The Bank of Canada reported in its January 2010 Monetary Report that the economic recovery is expected to have picked up in the fourth quarter of 2009, but that the economy was still operating below its productive capacity. The Bank projected the economy will grow by 2.9% in 2010 and 3.5% in 2011, after contracting by an estimated 2.5% in 2009. Persistent strength in the Canadian dollar and a low level of absolute demand in the U.S. continue to act as significant drags on the Canadian economy.

In this uncertain economic environment, consumers and business customers deferred buying decisions, focused more on value, and increased their expectations for lower pricing. See TELUS’ risks discussion in Section 5.3 Economic growth and fluctuations.

Economic effects on TELUS

The Company had to adjust to a weaker than expected Canadian economy that reduced wireless revenue growth and accelerated the Company’s efficiency efforts to help mitigate the effects of the recession. The economic downturn that began in late 2008 had a significant impact on first quarter wireless results in 2009, prompting management to issue an early release of the weak wireless subscriber results on April 9. Uncertainty regarding the strength and persistence of the economic recovery, and high competitive intensity, affected 2009 wireless results as reflected in year-over-year decreases in gross and net additions of subscribers, and average revenue per subscriber unit (ARPU).

The wireline segment was impacted in 2009 by slower data revenue growth and faster erosion in voice revenue. Strong price competition in both data and voice services, as well as more cautious spending by consumers and businesses, are contributing factors. The Company observed a larger number of disconnections and fewer installations of business network access lines (NALs) in B.C. and Alberta, attributed partly to economic uncertainty and partly to competition. However, residential NAL losses moderated in 2009 at 6.8%, as compared to 7.5% in 2008.

TELUS’ capital structure financial policies were designed with credit cycles in mind. The Company believes that these financial policies and guidelines, and maintaining credit ratings in the range of BBB+ to A-, or the equivalent, provide reasonable access to capital markets. This is illustrated by the Company’s successful financing activities in 2009, including two new long-term debt issues that facilitated a reduction in amounts drawn on the 2012 credit facility, as well as early partial redemption of U.S. dollar Notes maturing in June 2011 and termination of associated cross currency interest rate swaps. Through these activities, the Company extended the average term to maturity by one year and locked-in favourable interest rates.

The economic weakness and stock market decline in 2008 increased TELUS’ net defined benefit pension plans expense and funding in 2009. The expectation is that the 2010 defined benefit pension plans expense will increase by approximately $10 million as compared to 2009, while 2010 funding is expected to decrease because of the stock market recovery in 2009 and proposed federal pension reforms. See Section 1.4 for the Company’s 2010 public targets.

Despite the challenges of the economic downturn and uneven recovery in 2009, the Company achieved many successes including the early launch of the national 3G+ wireless network, expanded reach and speed of broadband services, expanded coverage of TELUS TV® services, and progress in optimizing resources for the economic and competitive environment. These achievements are expected to better position the Company for the future.

Telecom industry growth

The Company estimates that revenue growth for the Canadian telecom industry slowed to approximately 1% in 2009 as compared to 3 to 5% in recent years. This can be attributed to the impacts of the recession as wireless growth was reduced by lower ARPU and subscriber growth, and wireline enhanced data growth was largely offset by declines in mature wireline voice local, long distance and legacy data services. TELUS estimates that Canadian wireless industry revenues grew by 3.5% in 2009, with market penetration increasing by an estimated 3.6 percentage points. In this context, TELUS’ 2009 consolidated revenues decreased by 0.5% for the year, as wireless revenue growth of 1.6% only partially offset the 2.4% decrease in wireline revenues. In both segments, declines in voice revenues exceeded growth in data revenues.

1.3 Consolidated highlights

	Quarters ended December 31			Years ended December 31
($ millions, unless noted otherwise)	2009	2008	Change	2009	2008	Change
Consolidated statements of income
Operating revenues	2,443	2,454	(0.4)%	9,606	9,653	(0.5)%
Operating income	348	502	(30.7)%	1,769	2,066	(14.4)%
Income before income taxes	108	373	(71.0)%	1,205	1,567	(23.1)%
Net income	156	285	(45.3)%	1,002	1,131	(11.4)%

Earnings per share (EPS) (1) basic ($)	0.49	0.90	(45.6)%	3.14	3.52	(10.8)%
EPS (1) diluted ($)	0.49	0.89	(45.2)%	3.14	3.51	(10.5)%
Cash dividends declared per share (1) ($)	0.475	0.475	—%	1.90	1.825	4.1%

Average shares (1) outstanding - basic (millions)	318	318	—%	318	320	(0.6)%
Consolidated statements of cash flows
Cash provided by operating activities	624	747	(16.5)%	2,904	2,819	3.0%

Cash used by investing activities	513	643	(20.2)%	2,128	3,433	(38.0)%
Capital expenditures
General	514	631	(18.5)%	2,103	1,859	13.1%
Payment for AWS spectrum licences	—	—	—	—	882	n/m
Total	514	631	(18.5)%	2,103	2,741	(23.3)%

Acquisitions	—	—	n/m	26	696	(96.3)%

Cash (used) provided by financing activities	(104)	(136)	23.5%	(739)	598	n/m
Subscribers and other measures
Subscriber connections (2) (thousands)				11,957	11,673	2.4%
EBITDA (3)	789	937	(15.8)%	3,491	3,779	(7.6)%
Free cash flow (3)	(35)	61	n/m	500	361	38.5%
Debt and payout ratios (4)
Net debt to EBITDA – excluding restructuring costs (times)				2.0	1.9	0.1
Dividend payout ratio (5) (%)				67	56	11	pts.

n/m – not meaningful; pts. – percentage points

(1)             Includes Common Shares and Non-Voting Shares.

(2)             The sum of wireless subscribers, network access lines, Internet access subscribers and TELUS TV subscribers (IP TV and satellite TV), measured at the end of the respective periods, based on information in billing and other systems. In the second quarter of 2009, the opening balance for subscriber connections was reduced by 5,000 to reflect prior period reporting adjustments to high-speed Internet subscribers, and in the fourth quarter of 2009 the opening balance for subscriber connections was reduced by approximately 11,000 to reflect prior period reporting adjustments to wireless postpaid subscribers.

(3)             EBITDA and free cash flow are non-GAAP measures. See Section 6.1 Earnings before interest, taxes, depreciation and amortization (EBITDA) and Section 6.2 Free cash flow.

(4)             See Section 4.4 Liquidity and capital resource measures and Section 6.4 Definitions of liquidity and capital resource measures.

(5)             Based on earnings per share excluding favourable income tax-related adjustments of 55 cents per share in 2009 and 15 cents per share in 2008, 22 cents per share loss on redemption of long-term debt in 2009, and minor impacts from a net-cash settlement feature.

Highlights from operations, including a comparison of results for the fourth quarter and full year of 2009, or measures as at December 31, 2009, to those in 2008:

•                  Subscriber connections increased by 284,000 in 2009. This includes 6.4% growth in wireless subscribers and 118% growth in TELUS TV subscribers, partly offset by a 0.4% decrease in total Internet subscribers and a 4.7% decrease in total network access lines.

•                  Wireless ARPU was $57.38 in the fourth quarter of 2009 and $58.46 for the full year of 2009. This reflects decreases of 7.7% and 6.8%, respectively, from the same periods in 2008, as the decline in wireless voice ARPU continued to exceed growth in data ARPU.

•                  Consolidated operating revenues in 2009 decreased by $11 million and $47 million, respectively, in the fourth quarter and full year when compared to the same periods in 2008. Strong price competition and uncertainty regarding the economic recovery in Canada, described in Section 1.2, have contributed to lower data revenue growth and accelerated voice revenue declines.

•                  Operating income in 2009 decreased by $154 million and $297 million, respectively, in the fourth quarter and full year when compared to the same periods in 2008, primarily due to lower EBITDA, which included higher restructuring costs (up by $39 million and $131 million, respectively) and increased defined benefit pension plan (DBPP) expenses (up by $30 million and $118 million, respectively).

EBITDA in 2009 decreased by $148 million and $288 million, respectively, in the fourth quarter and full year. When excluding DBPP and restructuring impacts, underlying EBITDA decreased by $79 million in the fourth quarter and decreased by $39 million for the full year. The underlying decreases resulted from lower wireless ARPU and higher wireless subscriber retention costs, as well as, for the full year, higher costs for delivery of TELUS TV services and to support implementation of services for new wireline enterprise customers, partly offset by lower non-pension employee-related expenditures, lower wireline advertising and promotion expenditures and lower costs to acquire new wireless subscribers.

•                  Income before income taxes in 2009 decreased by $265 million and $362 million, respectively in the fourth quarter and full year when compared to the same periods in 2008. Lower Operating income and a $99 million charge associated with the early partial redemption of long-term debt in December 2009, were partly offset by $33 million increased interest income for the full year, primarily from the settlement of prior years’ tax matters.

•                  Net income decreased by $129 million in both the fourth quarter and full year of 2009 when compared to the same periods in 2008. In both years, Net income includes income tax-related adjustments arising from legislated income tax changes, settlements and tax reassessments for prior years, and any related interest on reassessments (see Section 2.2). Underlying Net income before favourable income tax-related adjustments was approximately $77 million in the fourth quarter and $828 million for the full year of 2009, or decreases of $176 million and $254 million, respectively. See the analysis table following.

•                  Basic earnings per share of 49 cents and $3.14, respectively, in the fourth quarter and full year of 2009, reflect decreases of 41 cents and 38 cents, respectively, from the same periods in 2008. Earnings per share include favourable income tax-related adjustments of approximately 25 cents in the fourth quarter of 2009 and 55 cents for the full year of 2009, as compared to 10 cents and 15 cents, respectively, in 2008. Underlying EPS before favourable income tax-related adjustments was $2.59 in 2009 as compared to $3.37 in 2008. EPS in the fourth quarter of 2009 also includes an approximate 22 cent unfavourable impact of the loss on early partial redemption of long-term debt.

Analysis of Net income ($ millions)	Quarters ended December 31	Years ended December 31
Net income in 2008	285	1,131
Deduct net favourable income tax-related adjustments in 2008 (see Section 2.2)	(32)	(49)
	253	1,082
Tax-effected changes
Higher defined benefit pension plan expenses (1)	(21)	(82)
Higher restructuring charges (1)	(27)	(91)
Other changes in EBITDA (1) (2)	(55)	(28)
Changes in depreciation and amortization (1) (2)	(6)	(8)
Loss on redemption of long-term debt	(69)	(69)
Other	2	24
	77	828

Net favourable income tax-related adjustments in 2009 (see Section 2.2)	79	174
Net income in 2009	156	1,002

(1)             For the purposes of this presentation, the 2009 blended statutory tax rate was used.

(2)             Excluding investment tax credits that are included in income tax-related adjustments.

Liquidity and capital resources highlights, including a comparison of results for the fourth quarter and full year of 2009, or measures as at December 31, 2009, to those in 2008:

•                  At December 31, 2009, TELUS had unutilized credit facilities exceeding $1.7 billion, consistent with its objective of generally maintaining more than $1 billion of unutilized liquidity.

•                  Net debt to EBITDA (excluding restructuring costs) at December 31, 2009 was slightly under 2.0 times, within the Company’s long-term target policy range of 1.5 to 2.0 times.

•                  The dividend payout ratio for 2009 was 67%, based on the annualized fourth quarter dividend and earnings for 2009 excluding favourable income tax-related adjustments, the loss on redemption of long-term debt, and minimal impact from a net-cash settlement feature. The measure calculated based on actual 2009 earnings was 61% and based on 2010 targets for earnings per share (see Sections 1.4 and 1.5), the payout range is 58 to 66%. This latter calculation was factored into the Board decision to not increase the dividend level for the declared fourth quarter 2009 dividend, following five consecutive annual increases in the dividend rate.

On February 10, 2010, the Board of Directors declared a quarterly dividend of 47.5 cents per share on the issued and outstanding Common Shares and Non-Voting Shares of the Company, payable on April 1, 2010, to shareholders of record at the close of business on March 11, 2010.

•                  Cash provided by operating activities in 2009 decreased by $123 million in the fourth quarter and increased by $85 million for the full year when compared to the same periods in 2008. Changes in securitized accounts receivable contributed comparative increases in cash of $50 million and $400 million, respectively. This was offset by higher paid interest of $103 million and $110 million, respectively, in the fourth quarter and full year, primarily from the early partial redemption of U.S. dollar Notes due June 2011 (see Cash used by financing activities below). In addition, for the full year of 2009, the Company commenced to make significant income tax payments net of recoveries of $266 million.

•                  Cash used by investing activities in 2009 decreased by $130 million and $1,305 million, respectively, in fourth quarter and full year, when compared to the same periods in 2008. The decrease for the fourth quarter was largely due to lower general capital expenditures for wireline network access as a result of the recession, as well as the ramp-up of HSPA spending in 2008. The decrease for the year was largely due to payment of $882 million for AWS spectrum licences in 2008, and $670 million lower cash used for acquisitions (due to the January 2008 acquisition of Emergis), while general capital expenditures increased primarily for investments for wireless and wireline broadband infrastructure to enhance the Company’s competitive position and support long-term growth. See Section 1.4 for capital expenditure expectations in 2010.

•                  Cash used by financing activities in 2009 was $104 million in the fourth quarter and $739 million for the full year. Cash was used primarily to make dividend payments and reduce long-term debt. Financing activities included the May 2009 $700 million five-year 4.95% Note issue that facilitated a reduction in amounts drawn on the 2012 credit facility and a reduction in commercial paper. In December, the Company extended the average term to maturity on its long-term debt through a $1 billion 10-year 5.05% Note issue, from which the proceeds were used primarily to early redeem 30% of its outstanding U.S. dollar 8% Notes due June 2011 and terminate associated cross currency interest rate swaps. In the fourth quarter of 2008, Cash used by financing activities was $136 million, used primarily for the payment of dividends. For the full year of 2008, Cash provided by financing activities was $598 million, as long-term debt increased to help fund the purchase of AWS spectrum in the third quarter and the acquisition of Emergis in January, net of dividend payments and repurchases of shares under a normal course issuer bid.

•                  Free cash flow in 2009 decreased by $96 million in the fourth quarter and increased by $139 million for the full year when compared to the same periods in 2008. The decrease for the quarter resulted from higher interest paid for the early partial redemption of long-term debt. The increase for the full year resulted mainly from the payment for AWS spectrum last year and in 2009 higher interest received from income tax-related settlements, partly offset by increased income tax payments, general capital expenditures and interest paid, as well as lower EBITDA adjusted for defined benefit plan contributions, share-based compensation payments and restructuring payments.

1.4 Performance scorecard

Only one of the eight original consolidated and segmented public targets for 2009 was met, with capital expenditures being within 2.6% of the target of approximately $2.05 billion. Management underestimated the business impact of the emerging recession in Canada and Western Canada when announcing the targets in December 2008. Revenue targets were not achieved as both consumer and business customers restrained spending and, industry-wide, price competition increased. The Company also incurred dilutive pressures on 2009 profitability associated with growth initiatives such as accelerating TELUS TV subscriber loading and implementing large complex enterprise deals, as well as in the fourth quarter, higher subscriber acquisition costs associated the sale of Apple iPhones beginning in early November. EBITDA was also negatively impacted in 2009 by management’s acceleration of efficiency initiatives to help lower the Company’s longer-term cost structure to maintain margins in the face of slower revenue growth. Consequently, 2009 restructuring costs of $190 million exceeded the original expectation of $50 to $75 million. Notably, the Company stayed within its long-term policy guideline for Net debt to EBITDA — excluding restructuring costs.

During the year, management provided revised annual 2009 guidance with each interim report, and provided final guidance in the 2010 targets call on December 15, 2009. Actual results met the eight metrics from the final guidance.

The following scorecard compares TELUS’ 2009 results to its original targets. In addition, the targets for 2010 are presented to provide information to investors, and are fully qualified by the Caution regarding forward-looking statements at the beginning of Management’s review of operations. For additional information on expectations and assumptions for 2010, see Section 1.5 Financial and operating targets for 2010.

	Performance for 2009
Scorecards	Actual results	Change from 2008	Original 2009 targets	✓ X	Result: Met target Missed target	2010 Targets
Consolidated
Revenues	$9.606 billion	(0.5)%	$10.025 to $10.275 billion		X	$9.8 to $10.1 billion 2 to 5%
EBITDA (1)	$3.491 billion	(7.6)%	$3.75 to $3.9 billion		X	$3.5 to $3.7 billion flat to 6%
EPS – basic	$3.14	(10.8)%	n/a		n/a	$2.90 to $3.30 (8) to 5%
EPS – basic (excluding income tax-related adjustments and loss on redemption of long-term debt) (2)(3)	$2.81	(16.6)%	$3.40 to $3.70		X	$2.90 to $3.30 3 to 17%
Capital expenditures	$2.103 billion	13.1% (4)	Approx. $2.05 billion		✓	Approx. $1.7 billion (19)%
Wireline segment
Revenue (external)	$4.899 billion	(2.4)%	$5.05 to $5.175 billion		X	$4.85 to $5.0 billion (1) to 2%
EBITDA	$1.558 billion	(12.2)%	$1.65 to $1.725 billion		X	$1.575 to $1.675 billion 1 to 8%
Wireless segment
Revenue (external)	$4.707 billion	1.6%	$4.975 to $5.1 billion		X	$4.95 to $5.1 billion 5 to 8%
EBITDA	$1.933 billion	(3.6)%	$2.1 to $2.175 billion		X	$1.925 to $2.025 billion flat to 5%

n/a – not applicable.

(1)             See Section 6.1 Earnings before interest, taxes, depreciation and amortization (EBITDA) for the definition.

(2)             A non-GAAP measure. For comparability purposes, excludes items quantified in Note (3) that were not contemplated in setting targets.

(3)             Excluding from 2009 actual results, 55 cents per share of positive income-tax related adjustments and 22 cents per share for a loss on early partial redemption of long-term debt that were not contemplated in setting 2009 targets. Excluding positive income tax-related adjustments of 15 cents per share in 2008 results for comparative purposes.

(4)             Compared to 2008 general capital expenditures, which exclude payment of $882 million for AWS spectrum licences.

The following key assumptions were made at the time the 2009 targets were announced in December 2008.

Assumptions for 2009 original targets	Actual or estimated result for 2009
Ongoing wireline competition in both business and consumer markets, particularly from cable-TV and voice over IP (VoIP) companies

Confirmed by a major cable-TV competitor’s continued digital telephone and Internet subscriber additions and increasing penetration among business customers.

The recent recession contributed to industry-wide pricing pressures in 2009.

Canadian wireless industry market penetration gain of approximately 4.5 percentage points for the year	Estimated penetration gain for 2009 is 3.6 percentage points.
Downward pressure on wireless ARPU	Confirmed by the 6.8% decrease in TELUS’ blended ARPU for the year, which is more than originally expected. See Section 2.5 Wireless segment results.
New competitive wireless entry beginning in the fourth quarter of 2009 with most entrants starting in 2010	One new entrant launched service in Toronto and Calgary in December 2009, and certain others are expected to launch in 2010 or have announced plans for 2011.
Restructuring expenses of approximately $50 million to $75 million

$190 million equal to the revised guidance given in December 2009 to reflect increased operational efficiency activities (previously revised in May, August and November 2009 to approximately $125 million, $150 million and $160 million, respectively).

A blended statutory tax rate of approximately 30 to 31%	The blended statutory income tax rate was 30.3% for the year.

Assumptions for 2009 original targets	Actual or estimated result for 2009
Net payments of income tax of approximately $320 to $350 million

Income tax payments net of recoveries for 2009 were $266 million, including final payments for 2008 and instalments for 2009, less income tax recoveries received in 2009 (previously revised in August to $270 to $310 million and in November to approximately $270 million).

Forecast average exchange rate of U.S.$0.80 per Canadian dollar

The average closing exchange rate for 2009 was approximately U.S.$0.88 per Canadian dollar. Over the year, the rate ranged between U.S.$0.770 and U.S.$0.975. The rate at December 31, 2009, was approximately U.S.$0.95. (Source: the Bank of Canada)

Most of 2009 capital expenditures were priced in Canadian dollars. The Company employs currency hedges for a varying portion of wireless handset purchases, as circumstances warrant. The principal repayments and interest obligations on the Company’s U.S. dollar debt are effectively fixed by cross currency interest rate swap agreements.

A pension accounting discount rate was estimated at 7.00% (subsequently set at 7.25%) and expected long-term return of 7.25% (consistent with the Company’s long-run returns and its future expectations). Defined benefit pension plans net expenses and funding were both estimated to increase in 2009, mainly due to the decline in value of defined benefits pension plans assets in 2008.

•      Defined benefit pension plans net expenses were estimated to be $nil (1)  in 2009, subsequently revised to approximately $18 million (2)

•      Defined benefit pension plans contributions were estimated to be approximately $200 million (1) for 2009, subsequently revised to $211 million (2)

The Company’s defined benefit pension plans expense was $18 million in 2009.

The expectation for contributions to defined benefit pension plans was revised to approximately $191 million in May 2009. Actual contributions to defined benefit pension plans were $179 million in 2009.

(1)             December 16, 2008.

(2)             Management’s discussion and analysis for 2008, dated February 11, 2009.

1.5 Financial and operating targets for 2010

The following assumptions apply to TELUS’ 2010 targets presented in Scorecards in the previous section. The 2010 targets and assumptions were originally announced on December 15, 2009, in the Company’s annual financial targets news release and accompanying investor conference call.

For 2010, TELUS has targeted consolidated revenue of $9.8 to $10.1 billion, an increase of 2 to 5%, or approximately $200 to $500 million, over 2009. EBITDA is expected to be in a range of $3.5 to $3.7 billion, remaining flat to an increase of 6% over 2009. Earnings per share (EPS) is targeted to be $2.90 to $3.30 in 2010. TELUS expects 2010 EPS will be impacted by slightly increased depreciation and amortization expense and higher net financing costs due to lower interest income in 2010. Excluding 2009 positive income tax impacts (55 cents per share) and financing charges associated with the early partial debt redemption of June 2011 Notes (22 cents per share), TELUS expects underlying EPS growth of 3 to 17% in 2010.

Wireline revenue is expected to change between (1)% and 2% in 2010, reflecting data growth in business services and residential entertainment services, largely offset by continued decreases in legacy local and long distance services. Wireline EBITDA is expected to increase by 1 to 8% as a result of modest revenue growth, increased savings from ongoing efficiency initiatives and lower restructuring costs, partly offset by the increased costs from strong TELUS TV subscriber growth.

TELUS wireless revenue is forecast to increase 5 to 8% in 2010 largely dependent on the extent of growth in wireless subscriber loading and ARPU performance. Growth in wireless loading is expected to benefit from an increase in industry growth with a penetration gain of approximately 4%. TELUS expects to benefit from a full year effect of its new 3G+ network, increased data and roaming revenues helping offset continued declines in voice ARPU and the effects of new competitive entry. Wireless EBITDA is expected to be flat to 5% higher in 2010, despite the impact on margins of increased subsidies from higher volumes of smartphone sales for both new and existing clients.

Capital expenditures in 2010 are forecast to return to more historical levels at approximately $1.7 billion. The decrease in 2010 is largely due to the substantial and early completion of TELUS’ high-speed packet access (HSPA) 3G+ wireless network. The wireline broadband network for ADSL2+ is expected to be completed in 2010 with coverage approaching

90% of the top 48 incumbent markets in Alberta and B.C. In addition, the Company began in the second half of 2009 a program to reach the top 48 communities with VDSL2 by the end of 2011.

Assumptions for 2010 targets

Ongoing wireline and wireless competition in both business and consumer markets

Canadian wireless industry market penetration gain of approximately four percentage points for the year (approximately 3.6 percentage points in 2009)

Increased wireless subscriber loading in smartphones

Reduced downward pressure on wireless ARPU

New competitive wireless entry in early 2010 following one competitive launch in December 2009

In wireline, stable residential network access line losses and continued competitive pressure in small and medium business market from cable-TV and VoIP companies

Continued wireline broadband expansion

Significant increase in cost of acquisition and retention expenses for smartphones and TELUS TV loading

EBITDA savings of approximately $135 million from efficiency initiatives

Approximately $75 million of restructuring expenses ($190 million in 2009)

A blended statutory tax rate of approximately 28.5 to 29.5% (30.3% in 2009). The expected decrease is based on enacted changes in federal and provincial income tax rates.

Cash income taxes peaking at approximately $385 to $425 million (net $266 million in 2009) due to the timing of instalment payments.

A pension accounting discount rate was estimated at 5.75% and subsequently set at 5.85% (140 basis points lower than 2009). The expected long-term return of 7.25% is unchanged from 2009 and consistent with the Company’s long-run returns and its future expectations.

•      Defined benefit pension plans net expenses were estimated to be $47 million(1) in 2010 and subsequently estimated to be $28 million (compared to $18 million in 2009), based on projected pension fund returns.

•      Defined benefit pension plans contributions were estimated to be approximately $147 million(1) in 2010, and subsequently estimated to be $143 million, down from $179 million in 2009, largely due to the stock market recovery in 2009 and proposed federal pension reforms.

(1)             December 15, 2009.

2.              Discussion of operations

The discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of Management’s review of operations.

2.1 General

The Company has two reportable segments: wireline and wireless. Segmentation is based on similarities in technology, the technical expertise required to deliver the products and services, customer characteristics, the distribution channels used and regulatory treatment. Intersegment sales are recorded at the exchange value. Segmented information is regularly reported to the Company’s Chief Executive Officer (the chief operating decision-maker).

2.2 Summary of quarterly results

($ in millions, except per share amounts)	2009 Q4	2009 Q3	2009 Q2	2009 Q1	2008 Q4	2008 Q3	2008 Q2	2008 Q1
Operating revenues	2,443	2,411	2,377	2,375	2,454	2,450	2,399	2,350
Operations expenses	1,577	1,456	1,451	1,441	1,479	1,465	1,477	1,394
Restructuring costs	77	32	53	28	38	10	4	7
EBITDA (1)	789	923	873	906	937	975	918	949
Depreciation	347	330	330	334	351	344	343	346
Amortization of intangible assets	94	100	94	93	84	92	77	76
Operating income	348	493	449	479	502	539	498	527
Other expense	10	6	11	5	11	6	2	17
Financing costs	230	101	106	95	118	122	114	109
Income before income taxes	108	386	332	379	373	411	382	401
Income taxes (recovery)	(48)	106	88	57	88	125	114	109
Net income	156	280	244	322	285	286	268	292
Net income attributable to Common Shares and Non-Voting Shares	155	279	243	321	285	285	267	291
Income per Common Share and Non-Voting Share - basic	0.49	0.88	0.77	1.01	0.90	0.89	0.83	0.90
- diluted	0.49	0.87	0.77	1.01	0.89	0.89	0.83	0.90
Cash dividends declared per Common Share and Non-Voting Share	0.475	0.475	0.475	0.475	0.475	0.45	0.45	0.45

(1)             EBITDA is a non-GAAP measure. See Section 6.1 Earnings before interest, taxes, depreciation and amortization (EBITDA).

Trends

The recent economic downturn led to spending restraint and deferral of purchases, as well as heightened consumer and business customers’ focus on value and increased expectations for better pricing and packaging of services. The consolidated revenue trend reflects lower year-over-year growth in wireless network revenue, including a 1.7% decrease in the fourth quarter of 2009. Wireless blended ARPU for the fourth quarter of 2009 decreased by 7.7% year-over-year, as growth in data ARPU moderated from increased adoption of data plans and use of mobile Internet keys, and was more than offset by declining voice ARPU. The voice ARPU decline in order of importance includes pricing competition, greater spending restraint and price optimization on the part of customers, increased use of in-bucket or included-minute service plans, continued decline in Mike service ARPU, lower roaming revenues and the growing base of Koodo postpaid basic subscribers.

The expected entry of a number of new wireless competitors in 2010 and 2011 may disrupt usual seasonal patterns for wireless subscriber additions in the future. Historically, there has been significant fourth quarter seasonality with respect to higher wireless subscriber additions, related acquisition costs and equipment sales, resulting in lower fourth quarter wireless EBITDA. The third quarter has become more significant in terms of subscriber additions in recent years as a result of back-to-school offers, while subscriber additions have typically been lowest in the first quarter. In addition, wireless ARPU has generally risen sequentially in the second and third quarters, and declined sequentially in the fourth and first quarters.

Consolidated revenues also continue to reflect growth in wireline data revenue, however, data revenue growth has moderated in 2009 due to the recession and strong price competition, and was more than offset by declining wireline legacy voice local and long distance revenues. The decline in wireline voice revenues is due to substitution to wireless and Internet services, as well as competition from VoIP service providers (including cable-TV competitors), resellers and facilities-based competitors. Residential network access line (NAL) losses have moderated over the five most recent quarters because of more effective winback efforts and synergies from bundling services, while TELUS’ main cable-TV competitor’s digital telephone geographic coverage expansion slowed. The Company has observed a larger number of disconnections and fewer installations of business NALs attributed partly to economic conditions and partly to competition.

The sequential and year-over-year increase in fourth quarter 2009 consolidated operations expense primarily reflects higher wireless retention costs associated with migration to smartphones and addition of expenses from Black’s Photo since its acquisition in September 2009. The sequential decrease in consolidated operations expenses in the first quarter of 2009, and year-over-year quarterly decreases in the second and third quarters of 2009, resulted mainly from lower employee compensation, including performance bonus expenses. Restructuring costs have increased strongly beginning in the fourth quarter of 2008, as management accelerated efficiency initiatives, primarily in the wireline segment.

The sequential increase in depreciation expense in the fourth quarter of 2009 resulted from growth in capital assets in service including the wireless HSPA network launched in November. The sequential decline in depreciation in the first quarter of 2009 was due to certain assets becoming fully depreciated in 2008.

Amortization in the fourth quarter of 2009 was reduced by application of approximately $10 million in investment tax credits following determination of eligibility by taxation authorities, for assets capitalized in prior years that are fully amortized. Similarly, amortization in the fourth quarter of 2008 was reduced by approximately $6 million for investment tax credits. The sequential increase in amortization of intangible assets in the third quarter of 2008 was due to implementation of the converged billing platform for B.C. residential customers in July 2008.

Financing costs in the fourth quarter of 2009 include a $99 million loss on redemption of long-term debt to early redeem 30% of the principal amount of U.S. dollar 8% Notes (maturing June 2011) and unwinding related cross currency interest rate swaps. The partial redemption was financed with a new ten-year $1 billion 5.05% Note issue. Financing costs for each period shown are also net of varying amounts of interest income, including interest from the settlement of prior years’ income tax-related matters.

The trends in Net income and earnings per share (EPS) reflect the items noted above, as well as adjustments arising from legislated income tax changes, settlements and tax reassessments for prior years, including any related interest on reassessments. EPS was also positively impacted by decreased shares outstanding from share repurchases in 2008.

Income tax-related adjustments ($ in millions, except EPS amounts)	2009 Q4	2009 Q3	2009 Q2	2009 Q1	2008 Q4	2008 Q3	2008 Q2	2008 Q1
Approximate Net income impact	79	14	19	62	32	—	—	17
Approximate EPS impact	0.25	0.04	0.06	0.20	0.10	—	—	0.05
Approximate basic EPS excluding income tax-related impacts	0.24	0.84	0.71	0.81	0.80	0.89	0.83	0.85

2.3 Consolidated operations

	Quarters ended December 31				Years ended December 31
($ in millions, except EBITDA margin)	2009	2008	Change		2009	2008	Change
Operating revenues	2,443	2,454	(0.4)%		9,606	9,653	(0.5)%
Operations expenses	1,577	1,479	6.6%		5,925	5,815	1.9%
Restructuring costs	77	38	102.6%		190	59	n/m
EBITDA (1)	789	937	(15.8)%		3,491	3,779	(7.6)%
Depreciation	347	351	(1.1)%		1,341	1,384	(3.1)%
Amortization of intangible assets	94	84	11.9%		381	329	15.8%
Operating income	348	502	(30.7)%		1,769	2,066	(14.4)%
EBITDA margin (%) (2)	32.3	38.2	(5.9	)pts.	36.3	39.1	(2.8	)pts.

(1)             EBITDA is a non-GAAP measure. See Section 6.1 Earnings before interest, taxes, depreciation and amortization (EBITDA).

(2)             EBITDA divided by Operating revenues.

Discussion of TELUS’ consolidated operations follows. Segmented discussion is provided in Section 2.4 Wireline segment, Section 2.5 Wireless segment and Section 4.2 Cash used by investing activities — capital expenditures.

Operating revenues

Consolidated Operating revenues in 2009 decreased by $11 million and $47 million, respectively, in the fourth quarter and full year when compared to the same periods in 2008. Wireless segment network revenue decreased by $19 million in the fourth quarter and increased by $23 million for the full year, as strong data revenue growth was impacted by ongoing declines in voice revenue. Wireless equipment and other revenue increased by $56 million in the fourth quarter and $52 million for the full year, from an increasing smartphone mix and higher retention volumes, as well as inclusion of results from Black’s (acquired in September 2009), partially offset by lower acquisition volumes. In the wireline segment, data revenue increased by $26 million in the fourth quarter and $74 million for the full year, but this growth was more than offset by declines of $61 million and $198 million, respectively, in voice local and long distance revenue caused by local competition, technological substitution and economic impacts.

Operations expense

Operations expense in 2009 increased by $98 million in the fourth quarter and $110 million for the full year when compared to the same periods in 2008.

	Quarters ended December 31			Years ended December 31
($ millions)	2009	2008	Change	2009	2008	Change
Salaries, benefits except DBPP,(1) and employee-related expenses	605	607	(0.3)%	2,375	2,549	(6.8)%
DBPP expense (recovery)	5	(25)	n/m	18	(100)	n/m
Other operations expenses	967	897	7.8%	3,532	3,366	4.9%
	1,577	1,479	6.6%	5,925	5,815	1.9%

(1)             DBPP – defined benefit pension plans.

In respect of changes in operations expenses in the fourth quarter and full year of 2009:

•                  Salaries, benefits (except DBPP benefits) and employee-related expenses decreased by $2 million and $174 million, respectively. The decreases were mainly from lower performance bonus expenses arising from lower than originally planned operating performance, as well as a decrease in domestic full-time equivalent (FTE) employees in 2009, while management base salaries were frozen at 2008 levels. The decrease for the quarter was affected by the timing of performance bonus accruals in 2008, as it became clear that annual performance objectives were not likely to be met.

•                  TELUS’ defined benefit pension plans expense increased by $30 million and $118 million, respectively, mainly due to the decline in value of defined benefit pension plans assets in 2008.

•                  Other operations expenses increased by $70 million and $166 million, respectively. The increases included higher wireless subscriber retention costs, higher full year wireless network costs from increasing smartphone adoption, increased wireline TELUS TV programming and customer acquisition costs in the quarter and full year, and higher full year costs to implement services for new wireline enterprise customers. These increases were partly offset by lower wireless roaming costs and lower annual expenses for wireless marketing and wireline advertising and promotions. Wireless bad debt expense decreased by $7 million in the fourth quarter, but increased $10 million for the year.

Restructuring costs

Restructuring costs in 2009 were $77 million in the fourth quarter and $190 million for the full year, or increases of $39 million and $131 million, respectively, from the same periods in 2008. Restructuring costs in 2009 were primarily severance costs for an array of initiatives including reducing staffing levels, leveraging business process outsourcing and off-shoring, and consolidation of business units. An expense of approximately $75 million is expected for efficiency initiatives in 2010.

EBITDA

Consolidated EBITDA in 2009 decreased by $148 million or 16% in the fourth quarter and decreased by $288 million or 8% for the full year, when compared to the same periods in 2008. Decreases were primarily due to significantly higher defined benefit pension plan expenses and restructuring costs. When excluding the impacts of higher pension and restructuring costs, EBITDA decreased by $79 million or 8% in the fourth quarter, and decreased by $39 million or 1% for the full year. The underlying decreases resulted from lower wireless ARPU related to the recession and competitive impacts and higher wireless subscriber retention costs, as well as higher full-year costs for delivery of TELUS TV services and implementation of services for new wireline enterprise customers. These increases were partly offset by lower non-pension employee-related expenditures, lower wireline advertising and promotion expenditures and lower costs to acquire new wireless subscribers. Excluding higher pension and restructuring costs, underlying wireline EBITDA decreased by $20 million in the fourth quarter and increased by $22 million for the full year, while underlying wireless EBITDA decreased by $59 million in the fourth quarter and $61 million for the full year.

Depreciation; Amortization of intangible assets

Combined depreciation and amortization expenses in 2009 increased by $6 million in the fourth quarter and $9 million for the full year, when compared to the same periods in 2008.

•                  Depreciation decreased by $4 million and $43 million, respectively. This reflects accelerated depreciation during 2008 from a reduction in estimated useful service lives for certain digital switching assets, as well as certain digital cell sites becoming fully depreciated. This was offset by growth in capital assets over the year.

•                  Amortization increased by $10 million and $52 million, respectively. This includes approximately $18 million for the year from the July 2008 implementation of the converged wireline billing and client care platform in B.C. The balance is mainly due to increases in other administrative and network application software including that supporting the November 2009 launch of the HSPA network.

•                  The Company completed its annual impairment testing for goodwill and intangible assets in December, and it was determined that there were no impairments.

Operating income

Operating income in 2009 decreased by $154 million in the fourth quarter and decreased by $297 million for the full year, when compared to the same periods in 2008, primarily due to lower EBITDA.

Other income statement items

Other expense, net	Quarters ended December 31			Years ended December 31
($ millions)	2009	2008	Change	2009	2008	Change
	10	11	(9.1)%	32	36	(11.1)%

Other expense, net includes accounts receivable securitization expense, income (losses) or impairments in equity or portfolio investments, gains and losses on disposal of real estate, and charitable donations.

Accounts receivable securitization expenses in 2009 were approximately $3 million in the fourth quarter and $10 million for the full year, which were similar to amounts in 2008. Average proceeds from securitized accounts receivable were higher in 2009 than in 2008, offset by lower average rates. See Section 4.6 Accounts receivable sale for additional information. Charitable donation expenses and other net gains and losses were relatively unchanged.

Financing costs	Quarters ended December 31			Years ended December 31
($ millions)	2009	2008	Change	2009	2008	Change
Interest on long-term debt, short-term obligations and other	131	128	2.3%	483	481	0.4%
Foreign exchange (gains) losses	—	—	n/m	(3)	(1)	n/m
Loss on redemption of long-term debt	99	—	n/m	99	—	n/m
	230	128	79.7%	579	480	20.6%
Capitalized interest during construction	—	—	n/m	—	(3)	n/m
Interest income (tax refunds)	—	(8)	n/m	(46)	(9)	n/m
Interest income (other)	—	(2)	n/m	(1)	(5)	n/m
	230	118	94.5%	532	463	14.9%

Interest expenses on long-term and short-term debt and other in 2009 increased by $3 million and $2 million, respectively, in the fourth quarter and full year, when compared to the same periods in 2008. A higher average debt balance in 2009 resulted primarily from payment for advanced wireless services (AWS) spectrum licences in the third quarter of 2008, largely offset by a lower effective interest rate.

In December 2009, the Company completed an early partial redemption of U.S.$583.5 million of the U.S. dollar Notes and associated cross currency interest rate swaps, funded with new $1 billion 10-year 5.05% Notes. In respect of this redemption, the Company recorded a $63 million loss on redeemed U.S. dollar 8% Notes due June 2011, and a loss of $36 million for termination of associated cross currency interest rate swaps.

Interest income on tax refunds was related to the settlement of prior years’ tax matters, while other interest income was primarily from cash balances and temporary investments.

Income taxes (recovery)	Quarters ended December 31				Years ended December 31
($ millions, except tax rates)	2009	2008	Change		2009	2008	Change
Basic blended federal and provincial tax at statutory income tax rates	34	116	(70.7)%		366	486	(24.7)%
Revaluation of future income tax liability to reflect future statutory income tax rates	(63)	(9)	—		(99)	(41)	—
Tax rate differential on, and consequential adjustments from, reassessments of prior years’ tax issues	(20)	(20)	—		(68)	(21)	—
Share option award compensation	1	2	—		4	6	—
Other	—	(1)	—		—	6	—
	(48)	88	n/m		203	436	(53.4)%
Blended federal and provincial statutory tax rates (%)	31.5	31.2	0.3	pts.	30.3	31.0	(0.7	)pts.
Effective tax rates (%)	n/m	23.5	n/m		16.8	27.8	(11.0	)pts.

Basic blended statutory income taxes in 2009 decreased in the fourth quarter and full year when compared to 2008, due to lower income before taxes, and lower full-year blended statutory tax rates. The effective tax rates in both years were lower than the statutory tax rates due to the tax rate differential and consequential adjustments from reassessments of prior years’ tax issues, revaluations of future income tax liabilities resulting from reductions to future B.C. and Ontario provincial income tax rates, as well as future tax rates being applied to temporary differences. Changes to future B.C. income tax rates were enacted in the first quarter of 2009, reducing rates beginning January 1, 2010. In 2008, a rate decrease was enacted for B.C. provincial income taxes, effective July 1, 2008. Changes to Ontario income tax rates from 2010 to 2013 were enacted in the fourth quarter of 2009 for provincial income taxes effective July 1, 2010 and thereafter.

Other comprehensive income	Quarters ended December 31			Years ended December 31
($ millions)	2009	2008	Change	2009	2008	Change
	33	(17)	n/m	58	(26)	n/m

Other comprehensive income includes changes in unrealized fair value of derivatives designated as cash flow hedges, principally associated with U.S. dollar debt. The early partial redemption of U.S. dollar Notes in December 2009 resulted in a credit of $36 million recorded in other comprehensive income, as previously unrealized changes in cross currency interest rate swaps were recognized in Net income as a loss on redemption of long-term debt, a component of Financing costs.

2.4 Wireline segment

Operating revenue – wireline segment	Quarters ended December 31			Years ended December 31
($ millions)	2009	2008	Change	2009	2008	Change
Voice local	450	480	(6.3)%	1,856	1,973	(5.9)%
Voice long distance	142	173	(17.9)%	619	700	(11.6)%
Data	554	528	4.9%	2,146	2,072	3.6%
Other	72	85	(15.3)%	278	276	0.7%
External operating revenue	1,218	1,266	(3.8)%	4,899	5,021	(2.4)%
Intersegment revenue	36	35	2.9%	134	131	2.3%
Total operating revenue	1,254	1,301	(3.6)%	5,033	5,152	(2.3)%

Total wireline segment revenue in 2009 decreased by $47 million and $119 million, respectively, in the fourth quarter and full year of 2009 when compared with the same periods in 2008:

•                  Voice local revenue in 2009 decreased by $30 million and $117 million, respectively, for the quarter and full year. Decreases were mainly due to lower revenues from basic access and enhanced voice services caused by competition for residential subscribers, the consequent decline in local residential access lines and matching of competitive offers, as well as decreases in business lines from economic impacts and competitor activity including price competition.

Wireline operating indicators

Network access lines (NALs)				As at December 31
(000s)				2009	2008	Change
Residential				2,238	2,402	(6.8)%
Business				1,810	1,844	(1.8)%
Total				4,048	4,246	(4.7)%

Net (losses) additions in NALs	Quarters ended December 31			Years ended December 31
(000s)	2009	2008	Change	2009	2008	Change
Residential	(41)	(42)	2.4%	(164)	(194)	15.5%
Business	(11)	6	n/m	(34)	36	n/m
Total	(52)	(36)	(44.4)%	(198)	(158)	(25.3)%

There were fewer residential NAL losses in 2009 when compared to 2008 because of more effective winback efforts and synergy with bundled services including TELUS TV, as well as slowing of a cable-TV competitor’s geographic expansion of digital telephone service. The decrease in business NALs during these periods reflects competitive inroads in the small and medium business market by cable-TV companies, as well as economic impacts leading to a larger number of disconnections and fewer installations, particularly in B.C. and Alberta. Business NALs increased in Ontario and Quebec in 2009. In addition, growth in certain data services, such as private networks, is not measured by business NAL counts, and conversion of legacy voice services to IP services results in an overall decrease in business NALs.

•                  Voice long distance revenue in 2009 decreased by $31 million and $81 million, respectively, for the quarter and full year. The decreases were due mainly to lower average per-minute rates resulting from ongoing industry-wide price competition, a lower base of subscribers, and lower billed retail minute volumes.

•                  Wireline data revenues in 2009 increased by $26 million and $74 million, respectively, for the quarter and full year. The increase included: (i) subscriber growth in digital entertainment services; (ii) increased Internet, enhanced data and hosting services, partly offset by lower average pricing from competitive pressures; and (iii) higher managed workplace revenues from growth in outsourcing services for business customers. For the full-year, these increases were partly offset by lower broadcast and videoconferencing revenues and lower data equipment sales, including the effect of a large equipment sale in the first quarter of 2008.

Wireline operating indicators

Internet and TELUS TV subscribers	As at December 31
(000s)	2009	2008	Change
High-speed Internet subscribers (1)	1,128	1,096	2.9%
Dial-up Internet subscribers	87	124	(29.8)%
Total Internet subscribers (1)	1,215	1,220	(0.4)%
TELUS TV subscribers (2)	170	78	117.9%

Net additions (losses) of Internet and TELUS TV subscribers	Quarters ended December 31			Years ended December 31
(000s)	2009	2008	Change	2009	2008	Change
High-speed Internet subscriber net additions(1)	11	19	(42.1)%	37	76	(51.3)%
Dial-up Internet subscriber net losses	(9)	(10)	10.0%	(37)	(31)	(19.4)%
Total Internet subscriber net additions (1)	2	9	(77.8)%	—	45	(100.0)%
TELUS TV subscriber net additions (2)	33	15	120.0%	92	43	114.0%

(1)             Opening balances for high-speed Internet subscribers and total Internet subscribers for the second quarter of 2009, were reduced by five thousand to reflect prior period reporting adjustments.

(2)             Includes TELUS Satellite TV™ subscribers beginning in 2009.

High-speed Internet subscriber net additions in 2009 were lower than the net additions in 2008, due to a maturing market and a decline in household formation, as well as cable-TV competitors’ expanded product offerings, promotional pricing and winback offers. TELUS TV service subscriptions more than doubled in 2009, as the Company continues to improve installation capability, rolled out high-definition TV channels and PVRs, increased geographic coverage, introduced TELUS Satellite TV service and had success with bundled offers.

•                  Other revenue in 2009 decreased by $13 million in the fourth quarter and increased by $2 million for the full year, primarily due to changes in voice equipment sales.

•                  Intersegment revenue represents services provided by the wireline segment to the wireless segment and is eliminated upon consolidation together with the associated expense in the wireless segment.

Operating expenses – wireline segment	Quarters ended December 31			Years ended December 31
($ millions)	2009	2008	Change	2009	2008	Change
Salaries, benefits except DBPP (1) expense (recovery), and employee-related costs	450	466	(3.4)%	1,792	1,944	(7.8)%
DBPP expense (recovery)	6	(23)	n/m	20	(91)	n/m
Other operations expenses	370	381	(2.9)%	1,485	1,474	0.7%
Operations expenses	826	824	0.2%	3,297	3,327	(0.9)%
Restructuring costs	74	32	131.3%	178	51	n/m
Total operating expenses	900	856	5.1%	3,475	3,378	2.9%

(1)             DBPP – defined benefit pension plans.

Total operating expenses in 2009 increased by $44 million and $97 million, in the quarter and full year when compared to the same periods in 2008.

•                  Salaries, benefits and employee-related costs decreased by $16 million and $152 million, respectively, in the quarter and full year. The decreases resulted from a significant reduction in performance bonus expenses from lower than originally planned operating performance for 2009, fewer domestic FTE staff and efficiency initiatives including those targeting discretionary employee-related expenses such as travel. The decrease for the quarter was affected by the timing of performance bonus accruals in 2008, as it became clear that annual performance objectives were not likely to be met.

•                  The defined benefit pension plans expense increased by $29 million and $111 million, respectively, in the quarter and full year, mainly due to the decline in value of these plans’ assets in 2008.

•                  Other operations expenses decreased by $11 million in the fourth quarter and increased by $11 million for the full year. The decrease for the quarter was primarily costs associated with lower equipment sales, and lower transit and termination costs resulting from lower outbound long distance minute volumes, partly offset by increases in TELUS TV programming and customer acquisition costs. The increase for the full year was due to TELUS TV programming and customer acquisition costs related to increased subscriber loading, and access facility costs associated with implementing new contracts, partly offset by lower advertising and promotional expenses and lower transit and termination expenses.

•                  Restructuring costs increased by $42 million and $127 million, respectively, in the quarter and full year, reflecting an array of initiatives under the Company’s accelerated operating efficiency program.

	Quarters ended December 31				Years ended December 31
Wireline segment – EBITDA	2009	2008	Change		2009	2008	Change
EBITDA ($ millions)	354	445	(20.4)%		1,558	1,774	(12.2)%
EBITDA margin (%)	28.2	34.2	(6.0	)pts.	31.0	34.4	(3.4	)pts.

Wireline segment EBITDA in 2009 decreased by $91 million and $216 million, respectively, in the fourth quarter and full year when compared to the same periods in 2008. Decreases were due primarily to higher restructuring costs and defined benefit pension plan expenses. Excluding higher restructuring costs and pension expenses, wireline EBITDA decreased by $20 million for the quarter and increased by $22 million for the full year. The underlying decrease for the quarter was due to continued pressure on traditional voice and legacy data services, in addition to dilution from initial costs associated with growth services including implementation of large enterprise contracts. The underlying increase for the full year was due to lower performance bonus expenses, fewer FTE employees, as well as cost containment efforts that drove down discretionary employee-related costs and advertising and promotions costs, partly offset by increased costs to provision TV services and implement services for new enterprise customers. Pressure on EBITDA margins, which management expects to alleviate through ongoing efficiency initiatives, is caused by declining voice revenues having higher margins than the growing data services.

2.5 Wireless segment

Operating revenue – wireless segment	Quarters ended December 31			Years ended December 31
($ millions)	2009	2008	Change	2009	2008	Change
Network revenue	1,103	1,122	(1.7)%	4,392	4,369	0.5%
Equipment and other revenue	122	66	84.8%	315	263	19.8%
External operating revenue	1,225	1,188	3.1%	4,707	4,632	1.6%
Intersegment revenue	7	7	—%	28	28	—%
Total operating revenue	1,232	1,195	3.1%	4,735	4,660	1.6%

Wireless segment revenue in 2009 increased by $37 million and $75 million, respectively, in the fourth quarter and full year when compared to the same periods in 2008:

•                  Network revenue in 2009 decreased by $19 million in quarter and increased by $23 million for the full year. Data revenue growth of $40 million or 20% in the fourth quarter moderated as a result of increased adoption of data plans and lower data roaming rates, and was more than offset by a decline in voice revenues of $59 million or 6%. Data revenue growth of $207 million or 30% for the full year was partially offset by lower voice revenues of $184 million or 5%. Wireless data revenue as a proportion of network revenue is 22% and 20%, respectively, in the fourth quarter and full year of 2009, as compared to 18% and 16% respectively in the same periods of 2008. The growth in data revenues continues to reflect strength in text messaging and smartphone service revenues driven by increased penetration of smartphones, increased adoption of data plans, higher-speed HSPA and EVDO-capable handsets, and mobile Internet keys, partially offset by lower inbound data roaming rates.

Fourth quarter 2009 blended ARPU was $57.38, a decrease of $4.78 or 7.7% when compared to the same period in 2008, and reflecting the usual seasonal decline when compared to $59.45 in the third quarter of 2009. Blended ARPU of $58.46 for the full year of 2009 decreased by $4.27 or 6.8% when compared to 2008.

Fourth quarter 2009 data ARPU was $12.60, an increase of $1.43 or 13% when compared to the same period in 2008, while full year data ARPU was $11.88, or an increase of $2.04 or 21%. Moderation in the rate of growth of data ARPU resulted from increased adoption of data plans and mobile Internet keys, as well as lower roaming rates. In contrast, fourth quarter voice ARPU of $44.78 decreased $6.21 or 12%, while full year voice ARPU of $46.58 decreased $6.31 or 12%. Declining voice ARPU is a continuing trend and includes a combination of factors: declining minutes of use by both consumers and businesses, increased use of included-minute rate plans as subscribers shift usage patterns and move to optimize price plans (including the elimination of system access fees and carrier 911 charges on new rate plans launched in November 2009 that are only partly compensated for by a $5 monthly increase), lower Mike service ARPU, increased penetration of the Koodo brand supporting network revenue and subscriber growth, and decreased inbound roaming rates, partly offset by higher service feature revenues.

While gross subscriber additions decreased by two to three per cent in the fourth quarter and full year of 2009, an improvement in the postpaid / prepaid mix of gross and net subscribers was observed. Postpaid subscriber gross additions represented approximately 66% of total gross additions for the fourth quarter of 2009 and 65% of total gross additions for the full year. This compares to 63% and 64%, respectively, in the same periods in 2008. For net subscriber additions, postpaid represented 89% and 93%, respectively, of total net additions for the fourth quarter and full year of 2009, as compared to 80% and 86%, respectively, in the same periods of 2008.

Net additions for the fourth quarter and full year of 2009 were down 18% and 31%, respectively, when the full year comparatives for 2008 are normalized for the deactivation of 28,000 subscribers on September 15, 2008 from the turndown of TELUS’ analogue network. Net additions reflect a 55% reduction in prepaid net additions in the quarter (67% for the year) as the Company shifted focus away from this lower value segment. Net additions in 2009 were impacted by slower industry growth, as well as slightly higher overall churn and market competition as compared to normalized net additions in 2008.

The blended churn rate for the fourth quarter of 2009 was stable at 1.60% when compared to the same period in 2008 resulting from improved churn in the Koodo brand and prepaid market segment, offset by continued overall competitive marketing intensity. The full year blended churn rate of 1.58% in 2009 increased from 1.52% in 2008 (when 2008 is normalized to exclude deactivation of analogue subscribers in September of that year). The increased churn reflects higher involuntary churn as a result of the recession, lower prior year churn in the Koodo brand due to its initial launch in March 2008, and continued competitive marketing intensity within both the postpaid and prepaid market segments.

Wireless operating indicators

	As at December 31
	2009	2008	Change
Subscribers (000s)
Postpaid(1)	5,290	4,922	7.5%
Prepaid	1,234	1,207	2.2%
Total(1)	6,524	6,129	6.4%
Proportion of subscriber base that is postpaid (%)	81.1	80.3	0.8	pts.
Digital POPs(2) covered (millions)(3)	33.1	32.6	1.5%
HSPA POPs covered (millions)(3)	> 31.0	—	n/m

	Quarters ended December 31				Years ended December 31
	2009	2008	Change		2009	2008	Change
Subscriber gross additions (000s)
Postpaid	283	279	1.4%		1,036	1,062	(2.4)%
Prepaid	148	162	(8.6)%		563	593	(5.1)%
Total	431	441	(2.3)%		1,599	1,655	(3.4)%
Subscriber net additions (000s)
Postpaid	109	119	(8.4)%		379	481	(21.2)%
Prepaid	13	29	(55.2)%		27	80	(66.3)%
Total (4)	122	148	(17.6)%		406	561	(27.8)%
Total subscriber net additions — adjusted (4)	—	—	—		406	588	(31.0)%
ARPU (5) ($)	57.38	62.16	(7.7)%		58.46	62.73	(6.8)%
Churn, per month (5) (%)	1.60	1.62	(0.02	)pts.	1.58	1.57	0.01	pts.
Adjusted churn, per month (%)(4)	—	—	—		1.58	1.52	0.06	pts.
Average monthly minutes of use per subscriber (MOU)	389	412	(5.6)%		392	411	(4.6)%
COA (6) per gross subscriber addition (5) (7) ($)	380	372	2.2%		337	351	(4.0)%
Retention spend to network revenue (5) (7) (%)	12.1	9.4	2.7	pts.	10.9	8.9	2.0	pts.
EBITDA excluding COA ($ millions)	598	656	(8.8)%		2,472	2,587	(4.4)%
EBITDA to network revenue (%)	39.4	43.9	(4.5	)pts.	44.0	45.9	(1.9	)pts.

pts. — percentage points

(1)                         The opening balance for postpaid and total subscribers was reduced by approximately 11,000 in the fourth quarter of 2009 to reflect prior period reporting adjustments.

(2)                         POPs is an abbreviation for population. A POP refers to one person living in a population area that is wholly or substantially included in the coverage area.

(3)                         Including roaming/resale agreements, principally with Bell Canada.

(4)                         Net additions and blended churn in 2008 include the impact of TELUS’ analogue network turndown on September 15, 2008. Adjusted subscriber net additions and churn exclude the impact of approximately 28,000 subscriber deactivations resulting from turning down the analogue network.

(5)                         See Section 6.3 Definitions of key wireless operating indicators. These are industry measures useful in assessing operating performance of a wireless company, but are not measures defined under Canada or U.S. GAAP.

(6)                         Cost of acquisition.

(7)                         In 2009, the Company refined the measurement of the costs of acquisition and retention in its operational systems to align with changes in the business. Comparative figures for 2008 have been restated on a consistent basis.

•      Equipment sales, rental and service revenue in 2009 increased by $56 million in the fourth quarter and increased by $52 million for the full year, when compared to the same periods in 2008, largely due to inclusion of revenues from Black’s Photo since its acquisition in September 2009 ($38 million for the fourth quarter; $44 million for the year).

Additionally, increases were due to higher per-unit revenues from an increasing smartphone mix (including, notably, the Apple iPhone commencing in early November) and higher retention volumes, and to a lesser extent, higher accessory revenues, partly offset by lower acquisition volumes.

•      Intersegment revenue represents services provided by the wireless segment to the wireline segment and is eliminated upon consolidation along with the associated expense in the wireline segment.

Operating expenses – wireless segment	Quarters ended December 31			Years ended December 31
($ millions)	2009	2008	Change	2009	2008	Change
Equipment sales expenses	263	198	32.8%	845	720	17.4%
Network operating expenses	156	158	(1.3)%	621	603	3.0%
Marketing expenses	130	124	4.8%	422	470	(10.2)%
General and administration (G&A) expenses
Salaries, benefits (1) and employee-related costs	154	139	10.8%	581	596	(2.5)%
Other G&A expenses	91	78	16.7%	321	258	24.4%
Operations expense	794	697	13.9%	2,790	2,647	5.4%
Restructuring costs	3	6	(50.0)%	12	8	50.0%
Total operating expenses	797	703	13.4%	2,802	2,655	5.5%

(1)    Includes defined benefit pension plans recoveries of $1 million and $2 million, respectively, for the fourth quarter and full year of 2009, as compared to recoveries of $2 million and $9 million, respectively, for the fourth quarter and  full year of 2008.

Wireless segment total operating expenses in 2009 increased by $94 million and $147 million, respectively, in the fourth quarter and full year when compared to the same periods in 2008.

•      Equipment sales expenses in 2009 increased by $65 million and $125 million, respectively. The increases were due in part to higher retention volumes and higher per-unit costs to support migration of clients to smartphones (including the Apple iPhone commencing in early November 2009), as well as higher inventory valuation adjustments, partly offset by lower acquisition volumes. This category includes results from Black’s since September 2009.

•      Network operating expenses in 2009 decreased by $2 million in the fourth quarter and increased by $18 million for the full year. The decrease for the quarter reflected lower roaming costs from reduced rates, partly offset by higher costs related to the new HSPA network, as well as those from higher penetration of smartphones that drove increases in revenue share costs to certain third parties and licensing costs to service providers. The increase in expenses for the full year similarly supported the high growth in data revenues that drove increases in revenue share costs and licensing costs to service providers, partly offset by lower roaming costs from reduced rates.

•      Marketing expenses increased by $6 million in the quarter and decreased by $48 million for the full year. The increase for the quarter reflects higher advertising and promotions costs related in part to the new 3G+ network launch in November 2009, partly offset by lower commissions as a result of lower acquisition volumes. Fourth quarter COA per gross subscriber addition increased by $8 compared to the same period in 2008 due to higher advertising and promotions costs, and higher per-unit subsidies associated with smartphones, partly offset by lower commissions due to a change in product mix and loading through lower variable cost channels. The full year decrease in marketing expense resulted from lower commissions, and to a lesser extent lower advertising and promotions costs. COA per gross subscriber addition decreased by $14 in 2009 when compared to 2008, which reflects lower commissions, partly offset by higher per-unit subsidy costs including changes in promotional pricing and a higher smartphone mix.

Retention costs as a percentage of network revenue increased to 12.1% and 10.9% in the fourth quarter and full year of 2009. The increases reflect higher retention costs primarily related to higher retention volumes from a larger subscriber base, higher per-unit subsidy costs as part of a continued focus on the migration of clients to smartphones including additional volumes as clients upgrade to HSPA devices. The impact of the iPhone and other new smartphone devices is expected to positively impact future subscriber loading, data revenue and ARPU, while increasing network usage from higher data volumes and increasing future costs of retention.

•      In 2009, G&A expenses, salaries, benefits and employee-related costs increased by $15 million in the fourth quarter and decreased by $15 million for the full year. The increase in the fourth quarter was primarily a result of the inclusion in 2009 of expenses from Black’s. The full year decrease reflects overall lower 2009 performance bonus accruals and traction from efficiency initiatives. Other G&A expenses in 2009 increased by $13 million and $63 million, respectively, including higher external labour costs to support the increased subscriber base, higher rent from the expansion of Koodo distribution channels and the inclusion of expenses from Black’s. Bad debt expense decreased $7 million in the quarter, but increased by $10 million for the year.

•      Restructuring costs included various initiatives due to the competitive efficiency program.

	Quarters ended December 31				Years ended December 31
Wireless segment - EBITDA	2009	2008	Change		2009	2008	Change
EBITDA ($ millions)	435	492	(11.6)%		1,933	2,005	(3.6)%
EBITDA margin (%)	35.3	41.2	(5.9	)pts.	40.8	43.0	(2.2	)pts.

Wireless segment EBITDA in 2009 decreased by $57 million and $72 million, respectively, in the fourth quarter and full year when compared to the same periods in 2008. Wireless EBITDA, before higher pension and restructuring expenses, decreased by $59 million and $61 million, respectively, resulting from more moderate data revenue growth from increased adoption of data plans and lower roaming revenues, declining voice ARPU, increased retention and network costs supporting data growth, and higher G&A costs to support the larger subscriber base. These were partly offset by lower COA expenses and lower roaming costs. EBITDA margins were affected by increased retention and network costs associated with smartphone adoption, and for the full year, increased bad debt expenses.

3.     Changes in financial position

Changes in the Consolidated statements of financial position for the year ended December 31, 2009, are as follows:

Financial position as at:	December 31,
($ millions)	2009	2008	Changes		Explanation of the change
Current Assets
Cash and temporary investments, net	41	4	37	n/m	See Section 4: Liquidity and capital resources
Accounts receivable	694	966	(272)	(28)%

Reduced by a $200 million increase in proceeds from securitized accounts receivable, as well as lower wireline revenue and a decrease in wireless customer accounts receivable due to a decrease in postpaid ARPU. Accounts receivable turnover was 46 days at December 31, 2009 compared to 48 days at December 31, 2008.

Income and other taxes receivable	16	25	(9)	(36)%	Reflects refunds received net of an increase in accrued income and other taxes receivable.
Inventories	270	397	(127)	(32)%	Mainly a decrease in wireless handset volumes, parts and accessories, partly offset by a higher proportion of higher-priced data capable devices.
Prepaid expenses	105	112	(7)	(6)%	Mainly lower wireline prepaid licences.
Derivative assets	1	10	(9)	(90)%	Mainly fair value adjustments to foreign exchange hedges for wireless handsets.
Current Liabilities
Accounts payable and accrued liabilities	1,385	1,465	(80)	(5)%	Includes lower employee compensation and related benefits and lower fourth quarter capital expenditures, partially offset by accrued pension plan payments.
Income and other taxes payable	182	163	19	12%	Reflects current year income tax expense, offset by final income tax payments in 2009 for the 2008 tax year, as well as 2009 instalments.
Restructuring accounts payable and accrued liabilities	135	51	84	165%	New obligations under current restructuring initiatives exceeded payments under previous restructuring initiatives.
Dividends payable	150	151	(1)	(1)%	—
Advance billings and customer deposits	674	689	(15)	(2)%	—
Current maturities of long-term debt	82	4	78	n/m

Reflects the May 2010 maturity of $50 million TELUS Communications Inc. 12% Series 1 debentures and the July 2010 maturity of $30 million TELUS Communications Inc. 11.5% Series U First Mortgage Bonds, net of a small reduction in capital leases.

Derivative liabilities	62	75	(13)	(17)%	Fair value adjustments for share options and restricted share unit hedges, including unwind of option hedges.
Current portion of future income taxes	294	459	(165)	(36)%

Primarily a reduction in TELUS Communications Company partnership’s income that will be allocated over the next 12 months, as well as net increases in current liabilities that are not deductible in the current period for tax purposes.

Working capital (1)	(1,837)	(1,543)	(294)	(19)%	The reduction in working capital contributed to the decrease in long-term debt.

(1) Current assets subtracting Current liabilities – an indicator of the ability to finance current operations and meet obligations as they fall due.

Changes in financial position, continued from the previous page.

Financial position as at:	December 31,
($ millions)	2009	2008	Changes		Explanation of the change
Non-current assets
Property, plant, equipment and other, net	7,729	7,317	412	6%	The increase was primarily from broadband network builds. See Capital expenditures in Section 4.2 Cash used by investing activities and Depreciation in Section 2.3 Consolidated operations.
Intangible assets, net	5,148	5,166	(18)	(—)%

See Capital expenditures in Section 4.2 Cash used by investing activities and Amortization in Section 2.3 Consolidated operations. Included in the balances at December 31 are wireless spectrum licences of $3,849 million for 2009 and 2008.

Goodwill, net	3,572	3,564	8	—%	Reflects goodwill added for the purchase of Black’s.
Other long-term assets	1,602	1,418	184	13%	Primarily pension plan funding and continued amortization of transitional pension assets.
Investments	41	42	(1)	(2)%	Adjustments to small investments, net of one new small investment.
Non-current liabilities
Long-Term Debt	6,090	6,348	(258)	(4)%

Includes:

•      A $922 million decrease in the 2011 U.S. dollar 8% Notes through redemption of 30% of the principal amount in December 2009, and Canadian dollar value changes of the Notes (also see Other long-term liabilities);

•      A net reduction of $980 million in amounts drawn against the 2012 credit facility;

•      $80 million debentures and first mortgage bonds reclassified to current liabilities;

•      Net proceeds of $697 million from the issue of 4.95% five-year Notes in May;

•      Net proceeds of $990 million from the issue of 5.05% 10-year Notes in December; and

•      A $35 million increase in commercial paper.

Other Long-Term Liabilities	1,271	1,295	(24)	(2)%	Primarily changes in U.S. dollar exchange rates and a fair value adjustment of the derivative liability associated with the 2011 U.S. dollar Notes, partially offset by an increase in deferred revenue.
Future Income Taxes	1,319	1,213	106	9%

An increase in future taxes on long-term assets and liabilities, including unrealized gains and losses on derivatives and reassessments for prior year tax issues, partly offset by a revaluation for statutory tax rate changes.

Owners’ Equity
Common Share and Non-Voting Share equity	7,554	7,085	469	7%	Mainly Net income of $998 million and Other comprehensive income of $58 million attributable to holders of Common Shares and Non-Voting Shares, less $601 million of dividends declared.
Non-controlling interests	21	23	(2)	(9)%	Dividends paid by a subsidiary to non-controlling interests, net of $4 million Net income attributable to non-controlling interests.

4.     Liquidity and capital resources

The discussion in this section is qualified by the Caution regarding forward-looking statements at the beginning of Management’s review of operations.

In the normal course, the Company has generated annual cash flow from operations exceeding annual capital investment needed to support business growth and re-invest in technology. In 2009, cash provided by operating activities exceeded cash used by investing activities, long-term debt was reduced and the average term to maturity of debt was extended by one year through financing activities. In 2008, cash provided by operating activities was supplemented with cash provided by financing activities to help fund the acquisition of Emergis and payment for AWS spectrum licences.

Summary of Consolidated statements of cash flows	Quarters ended December 31			Years ended December 31
($ millions)	2009	2008	Change	2009	2008	Change
Cash provided by operating activities	624	747	(16.5)%	2,904	2,819	3.0%
Cash (used) by investing activities	(513)	(643)	20.2%	(2,128)	(3,433)	38.0%
Cash (used) provided by financing activities	(104)	(136)	23.5%	(739)	598	n/m
Increase (decrease) in cash and temporary investments, net	7	(32)	—	37	(16)	—
Cash and temporary investments, net, beginning of period	34	36	—	4	20	—
Cash and temporary investments, net, end of period	41	4	n/m	41	4	n/m

4.1 Cash provided by operating activities

Cash provided by operating activities decreased by $123 million in the fourth quarter of 2009, and increased by $85 million for the full year of 2009, when compared to the same periods in 2008. Changes in the fourth quarter and full year include the following.

•      Changes in proceeds from securitized accounts receivable (included in Net change in non-cash working capital on the Consolidated statements of cash flow) are a source of cash when the proceeds are increased, and a use of cash when proceeds are reduced. The Company increased proceeds by $100 million in the fourth quarter of 2009 as compared to an increase of $50 million in the fourth quarter of 2008. For the full year of 2009, the Company increased proceeds by $200 million as compared to a $200 million reduction in proceeds for 2008. Consequently, changes in securitized accounts receivable contributed increased cash of $50 million and $400 million, respectively, in the fourth quarter and full year of 2009 when compared to the same periods in 2008. See Section 4.6 Accounts receivable sale.

•      The Company has commenced to make significant income tax payments in 2009. Income tax net payments (recoveries) were $(4) million and $266 million, respectively, for the fourth quarter and full year of 2009. In 2008, income tax payments net of recoveries were $2 million in the fourth quarter and $10 million for the full year. Payments for the full year 2009 included final instalments in respect of the 2008 tax year made in the first quarter, instalments for 2009, and $69 million recoveries received for settlement of prior years’ tax matters.

•      EBITDA decreased by $148 million and $288 million, respectively, in the fourth quarter and full year of 2009 when compared to the same periods in 2008. (See Section 2: Discussion of operations.) Excluding expenses from defined benefit pension plans and restructuring, EBITDA decreased by $79 million in the fourth quarter of 2009 and decreased by $39 million for the full year of 2009.

•      Contributions to employee defined benefit plans increased by $19 million and $76 million, respectively, in the fourth quarter and full year of 2009 as compared to the same periods in 2008, primarily as a result of the stock market decline in 2008.

•      Interest received increased by $51 million for the full year, primarily for the settlement of prior years’ tax matters.

•      Interest paid increased by $103 million and $110 million, respectively, primarily due to the $99 million paid in December 2009 in respect of the early partial redemption of U.S. dollar Notes and the interest component of unwinding associated cross currency interest rate swaps.

•      Other changes in non-cash working capital, including a $143 million reduction in inventory in 2009 as compared to a $114 million increase during 2008, and liquidation of $42 million of short-term investments in 2008.

4.2 Cash used by investing activities

Cash used by investing activities decreased by $130 million and $1,305 million, respectively, in the fourth quarter and full year of 2009 when compared with the same periods in 2008. The decrease for the quarter was primarily due to lower capital expenditures. For the full year, the decrease was primarily from payment of $882 million for AWS spectrum licences in the third quarter of 2008, and lower amounts used for acquisitions net of acquired cash ($26 million for Black’s in September 2009 as compared to $696 million for Emergis and FastVibe in January 2008).

Property, plant and equipment under construction totalled $431 million at December 31, 2009, down by $54 million from December 31, 2008. Intangible assets under construction were $158 million at December 31, 2009, down by $39 million from one year earlier. These decreases related mainly to completed components of the Company’s wireline and wireless broadband initiatives net of new expenditures, described further below.

Capital expenditures	Quarters ended December 31				Years ended December 31
($ millions, except capital intensity)	2009	2008	Change		2009	2008	Change
Wireline segment (general)	322	395	(18.5)%		1,333	1,311	1.7%
Wireless segment (general)	192	236	(18.6)%		770	548	40.5%
Capital expenditures (general)	514	631	(18.5)%		2,103	1,859	13.1%
Payment for AWS spectrum licences (wireless segment)	—	—	n/m		—	882	n/m
Total capital expenditures	514	631	(18.5)%		2,103	2,741	(23.3)%
Total wireless capital expenditures	192	236	(18.6)%		770	1,430	(46.2)%
EBITDA less total capital expenditures (1)	275	306	(10.1)%		1,388	1,038	33.7%
Capital intensity (2) (%)
Of general capital expenditures	21	26	(5	)pts.	22	19	3	pts.
Of total capital expenditures	21	26	(5	)pts.	22	28	(6	)pts.

(1)    See Section 6.1 EBITDA for the calculation and description.

(2)    Capital intensity is the measure of capital expenditures divided by operating revenues. This measure provides a basis for comparing the level of capital expenditures to other companies of varying size within the same industry.

Total capital expenditures decreased by $117 million in fourth quarter of 2009 when compared to the same period in 2008. The decrease was due largely to lower expenditures for wireline network access and the ramp-up of expenditures in the prior year for HSPA.

Total capital expenditures for the full year of 2009 decreased by $638 million when compared to 2008, largely due to the prior year payment for 59 spectrum licences acquired in Industry Canada’s AWS spectrum auction. General capital expenditures (excluding payment for AWS spectrum licences) increased by $244 million, largely due to the Company’s focus on wireline broadband and wireless HSPA initiatives. Driven by the near completion of the wireless HSPA initiative in 2009 and progress on wireline broadband expansion, the 2010 capital expenditure target of approximately $1.7 billion reflects a return to average historical levels experienced between 2006 and 2008. See Section 1.5: Financial and operating targets for 2010.

For the full year of 2009, EBITDA less total capital expenditures improved by $350 million when compared to 2008 due to the prior year payment for AWS spectrum licences, partly offset by lower EBITDA (see Section 2.3 Consolidated operations). The 22% capital intensity level in 2009 reflects a wireline intensity level of 26% (25% in 2008) and a wireless intensity level of 16% (31% in 2008 including payment for AWS spectrum licences, or 12% excluding spectrum licence payments).

•      Wireline segment

Wireline capital expenditures in 2009 decreased by $73 million in the fourth quarter and increased by $22 million for the full year when compared to 2008. The decrease for the fourth quarter primarily reflects lower expenditures for network access resulting from a slower economy, completion of a number of internal projects during 2008, and lower expenditures for large enterprise deals. The increase for the full year was mainly due to investments in broadband and TELUS TV initiatives primarily in B.C. and Alberta. Partly offsetting this were expenditures incurred in 2008 for the billing and client care platform implemented for B.C. residential customer accounts in July 2008. Wireline cash flow (EBITDA less capital expenditures) in 2009 was $32 million in the fourth quarter and $225 million for the full year. This reflects decreases of $18 million or 36% in the fourth quarter and $238 million or 51% for the full year when compared to the same periods in 2008.

•      Wireless segment

General wireless capital expenditures in 2009 decreased by $44 million in the fourth quarter and increased by $222 million for the full year when compared to the same periods in 2008. The changes mainly reflect ramp-up of new investments in HSPA technology and service capability in the fourth quarter of 2008 through to the November 2009 network launch. Total wireless capital expenditures in 2009 decreased by $660 million, reflecting payment of $882 million for AWS spectrum licences in 2008, partly offset by higher HSPA spending in 2009. Wireless cash flow (EBITDA less total capital expenditures) in 2009 was $243 million in the fourth quarter and $1,163 million for the full year. This reflects a decrease of $13 million or 5% in the fourth quarter and an increase $588 million or 102% for the full year when compared to the same periods in 2008.

4.3 Cash (used) provided by financing activities

Net cash used by financing activities in 2009 was $104 million in the fourth quarter and $739 million for the full year. This compares to $136 million net cash used for financing activities in the fourth quarter of 2008, and $598 million net cash provided by financing activities for the full year of 2008.

•                  The increase in cash dividends paid to holders of Common Shares and Non-Voting Shares for the full year of 2009 primarily reflects a change in timing for remittance of fourth quarter dividends. Cash dividends paid in 2009 totalled $602 million for dividends declared in the fourth quarter of 2008 (remitted January 2, 2009) and the first, second and third quarters of 2009 — each 47.5 cents per share. In comparison, dividends paid in 2008 totalled $433 million for dividends declared in the first, second and third quarters of 2008, as the dividend declared in the fourth quarter of 2007 was remitted in December 2007 — each 45 cents per share.

•                  There were no purchases of TELUS shares under the normal course issuer bid (NCIB) program in 2009. The program to purchase up to eight million shares expired on December 22, 2009. During 2008, the Company repurchased approximately 6.8 million shares for $280 million under a previous program.

•                  Long-term debt issues

In May 2009, the Company successfully closed a public offering of 4.95%, Series CF Notes maturing in May 2014, for aggregate gross proceeds of $700 million. Net proceeds of approximately $697 million were used for corporate purposes, including repayment of amounts outstanding under the 2012 credit facility and reducing outstanding commercial paper.

In December 2009, the Company successfully closed a public offering of 5.05%, Series CG Notes maturing in December 2019 for gross proceeds of $1 billion. Net proceeds of approximately $990 million were used to fund the redemption on December 31, 2009 of 30% of the outstanding U.S. dollar 8% Notes due June 2011, as well as payments required to terminate cross currency interest rate swaps associated with the redeemed Notes.

The Series CF and Series CG Notes are redeemable at the option of the Company, in whole at any time, or in part from time to time, on not fewer than 30 and not more than 60 days’ prior notice, at redemption prices equal to the greater of the discounted value of the Notes, or 100% of the principal amount thereof. In addition, accrued and unpaid interest, if any, will be paid to the date fixed for redemption. The discounted value for Series CF Notes is the present value of the Notes discounted at the Government of Canada yield plus 71 basis points. The discounted value of Series CG Notes is the present value of the Notes discounted at the Government of Canada yield plus 45.5 basis points.

Series CF and Series CG Notes require that the Company make an offer to repurchase the Notes at a price equal to 101% of their principal plus accrued and unpaid interest to the date of repurchase upon the occurrence of a change in control triggering event, as defined in the respective supplemental trust indentures. Credit rating agencies assigned the same investment-grade ratings to Series CF and Series CG Notes as TELUS’ previous Notes. See Section 4.7 Credit ratings.

During 2008 the Company publicly issued $500 million, 5.95% Series CE Notes maturing in April 2015. Net proceeds were used for corporate purposes including a net reduction in utilized 2012 bank facilities and a reduction in proceeds from securitized accounts receivable, with the latter event being reflected as a change in non-cash working capital (see Section 4.1 Cash provided by operating activities).

•                  Partial redemption of U.S. dollar 8% Notes due June 1, 2011

The Company redeemed on December 31, 2009, 30% or U.S.$583.5 million principal amount (including U.S.$6 million indirectly owned by the Company) of the outstanding U.S.$1.945 billion (including U.S.$20 million indirectly owned by the Company) 8% Notes due June 1, 2011. The Company also terminated cross currency interest rate swaps associated with the redeemed Notes.

The redemption price for the redeemed Notes, net of such Notes owned indirectly TELUS, excluding accrued interest, was U.S.$577 million, or $607 million. The payment required to terminate the associated swaps was $315 million. The Company recorded pre-tax charges of $63 million for the early redemption and charge $36 million upon terminating the associated swaps. The U.S. dollar Notes were swapped at issuance in 2001 into a Canadian dollar liability with an effective yield of 8.493%. The partial redemption reduced refinancing risk in 2011 and provides a lower effective interest rate for the replaced debt. The average term to maturity of long-term debt increased to five years at December 31, 2009, as compared to four years at December 31, 2008.

•                  Bank facilities and commercial paper

The Company often shifts among short-term financing sources to take advantage of interest cost differentials. In the first quarter of 2009, net amounts drawn on the 2012 credit facility decreased by $680 million to $300 million, while issued commercial paper increased by $756 million to $1,188 million. Due primarily to the successful issue of new Notes in May 2009, during the second quarter the Company reduced net amounts drawn on the 2012 credit facility to $nil and reduced commercial paper to $604 million. The Company further reduced commercial paper to $534 million in the third quarter and to $467 million in the fourth quarter.

In 2008, during the first quarter, the Company increased utilization of the 2012 credit facility from $nil to $321 million and increased the amount of issued commercial paper from $513 million to $800 million for general corporate purposes, including the January acquisition of Emergis. During the second quarter of 2008, the Company reduced the amount drawn on the 2012 credit facility to $162 million at June 30, while the balance of commercial paper was unchanged. During the third quarter, the Company increased utilized bank facilities to $430 million and increased outstanding commercial paper to $968 million to help fund payment of AWS spectrum licences. During the fourth quarter, commercial paper was reduced to $432 million, while amounts drawn on the 2012 credit facility increased to $980 million.

•                  TELUS Communications Inc. long-term debt

Effective June 12, 2009, TELUS Corporation guaranteed the payment of principal and interest for TCI debentures and TCI first mortgage bonds.

4.4 Liquidity and capital resource measures

Liquidity and capital resource measures
As at, or years ended, December 31	2009	2008	Change
Components of debt and coverage ratios (1) ($ millions)
Net debt	7,312	7,286	26
Total capitalization — book value	14,959	14,524	435
EBITDA — excluding restructuring costs	3,681	3,838	(157)
Net interest cost	532	463	69
Debt ratios
Fixed-rate debt as a proportion of total indebtedness (%)	87	77	10	pts.
Average term to maturity of debt (years)	5.0	4.0	1.0
Net debt to total capitalization (%) (1)	48.9	50.2	(1.3	)pts.
Net debt to EBITDA — excluding restructuring costs (1)	2.0	1.9	0.1
Coverage ratios (1)
Interest coverage on long-term debt (Earnings coverage)	3.1	4.3	(1.2)
EBITDA — excluding restructuring costs interest coverage	6.9	8.3	(1.4)
Other measures
Free cash flow ($ millions) (2)	500	361	139
Dividend payout ratio of sustainable net earnings guideline — 45 to 55% (1)
Dividend payout ratio — actual earnings, excluding income tax-related adjustments, loss on redemption of long-term debt and net-cash settlement feature (%)	67	56	11	pts.
Dividend payout ratio — actual earnings (%)	61	54	7	pts.

(1)             See Section 6.4 Definitions of liquidity and capital resource measures.

(2)             See Section 6.2 Free cash flow for the definition.

Net debt at December 31, 2009 increased slightly from one year earlier, as a $200 million increase in proceeds from securitized accounts receivable was largely offset by a decrease in long-term debt and increased cash. Total capitalization increased primarily from higher retained earnings, as no NCIB share repurchases have been made since 2008. Net debt to EBITDA (excluding restructuring costs) increased primarily due to lower EBITDA before restructuring costs.

The proportion of debt on a fixed-rate basis was 87% on December 31, 2009, up from 77% one year earlier primarily due to the May 2009 issue of Series CF Notes and repayment of amounts drawn on the 2012 credit facility, partly offset by increased securitization of accounts receivable. The average term to maturity of debt increased to five years at December 31, 2009, from four years on December 31, 2008, primarily due to the issue of ten-year Series CG Notes in December 2009, and the early partial redemption of U.S. dollar Notes due June 1, 2011 in December 2009.

The interest coverage on long-term debt ratio was 3.1 times in 2009, down from 4.3 times one year earlier. An increase in long-interest expense, including losses on long-term debt redemption recorded in December 2009, decreased the ratio by 0.7, and lower income before income taxes and long-term interest expense decreased the ratio by 0.5. The EBITDA (excluding restructuring costs) interest coverage ratio for 2009 was 6.9 times, down from 8.3 times in 2008, due mainly to redemption premiums recorded in December 2009 and lower EBITDA excluding restructuring costs, partly offset by increased interest income. This ratio, adjusted to exclude the $99 million loss on redemption of long-term debt, was 8.5 times in 2009.

Free cash flow (FCF) for 2009 increased by $139 million when compared to 2008. The increase resulted mainly from lower total capital expenditures due to the payment for AWS spectrum in 2008 and higher interest received from income tax-related settlements, partly offset by increased income tax payments and higher interest paid. See FCF details in Section 6.2.

The Company’s strategy is to maintain the financial policies and guidelines set out below. The Company believes that these measures are currently at the optimal level and by maintaining credit ratings in the range of BBB+ to A-, or the equivalent, are expected to provide reasonable access to capital markets.

TELUS’ long-term financial guidelines and policies are:

•                  Net debt to EBITDA — excluding restructuring costs of 1.5 to 2.0 times

The ratio at December 31, 2009 was slightly under 2.0 times.

•                  Dividend payout ratio target guideline of 45 to 55% of sustainable net earnings

The target guideline is on a prospective basis, rather than on a trailing basis. The ratio calculated for the year ended December 31, 2009, was 67% when excluding from earnings income tax-related adjustments, the loss on redemption of long-term debt and a minimal effect from a net-cash settlement feature. The measure calculated based on actual 2009 earnings was 61%, and based on 2010 targets for earnings per share (see Sections 1.4 and 1.5), the payout range is 58 to 66%. This latter calculation was factored into the Board decision to not increase the dividend level for the declared dividend in the fourth quarter of 2009.

4.5 Credit facilities

At December 31, 2009, TELUS had available liquidity exceeding $1.7 billion from unutilized credit facilities, consistent with the Company’s objective of generally maintaining at least $1 billion of available liquidity. On June 19, 2009, the terms of the 364-day credit facility were amended such that the amount available became $300 million and the expiry date was extended to December 31, 2010.

TELUS credit facilities at December 31, 2009

($ in millions)	Expiry	Size	Drawn	Outstanding undrawn letters of credit	Backstop for commercial paper program	Available liquidity
Five-year revolving facility (1)	May 1, 2012	2,000	—	(123)	(467)	1,410
364-day revolving facility (2)	December 31, 2010	300	—	—	—	300
Other bank facilities	—	62	(6)	(3)	—	53
Total	—	2,362	(6)	(126)	(467)	1,763

(1)             Canadian dollars or U.S. dollar equivalent.

(2)             Canadian dollars only.

TELUS’ revolving credit facilities contain customary covenants, including a requirement that TELUS not permit its consolidated Leverage Ratio (debt to trailing 12-month EBITDA) to exceed 4 to 1 (approximately 2.0 to 1 at December 31, 2009) and not permit its consolidated Coverage Ratio (EBITDA to interest expense on a trailing 12-month basis) to be less than 2 to 1 (approximately 6.9 to 1 at December 31, 2009) at the end of any financial quarter. There are certain minor differences in the calculation of the Leverage Ratio and Coverage Ratio under the credit agreements as compared with the calculation of Net debt to EBITDA and EBITDA interest coverage. Historically, the calculations have not been materially different. The covenants are not impacted by revaluation of property, plant and equipment, intangible assets and goodwill for accounting purposes. Continued access to TELUS’ credit facilities is not contingent on the maintenance by TELUS of a specific credit rating.

4.6 Accounts receivable sale

TELUS Communications Inc. (TCI), a wholly owned subsidiary of TELUS, is a party to an agreement with an arm’s-length securitization trust associated with a major Schedule I Canadian bank, under which TCI is able to sell an interest in certain of its trade receivables. As a result of selling the interest in certain of the trade receivables on a fully serviced basis, a servicing liability is recognized on the date of sale and is, in turn, amortized to earnings over the expected life of the trade receivables. A new agreement in May 2009 resulted in the term of this revolving-period securitization agreement being extended three years, for an amount up to a maximum of $500 million.

TCI is required to maintain at least a BBB (low) credit rating by DBRS Ltd. or the securitization trust may require the sale program to be wound down. The necessary credit rating was exceeded by three levels at A (low) as of February 12, 2010.

Balance of proceeds from securitized receivables ($ millions)	2009, Dec. 31	2009, Sept. 30	2009, June 30	2009, Mar. 31	2008, Dec. 31	2008, Sept. 30	2008, June 30	2008, Mar. 31
	500	400	400	300	300	250	150	500

4.7 Credit ratings

There were no changes to the Company’s investment grade credit ratings in 2009. Four credit rating agencies that cover TELUS assigned their existing ratings, all with a stable outlook or trend, to the Company’s May 2009, $700 million Note issue and the Company’s December 2009, $1 billion Note issue.

Credit rating summary	DBRS Ltd.	S&P	Moody’s	FitchRatings
TELUS Corporation
Notes	A (low)	BBB+	Baa1	BBB+
Commercial paper	R-1 (low)	—	—	—
TELUS Communications Inc.
Debentures	A (low)	BBB+	—	BBB+
Medium-term notes	A (low)	BBB+	—	BBB+
First mortgage bonds	A (low)	A-	—	—
Trend or outlook	Stable	Stable	Stable	Stable

5.              Risks and risk management

The discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of Management’s review of operations. The following are significant updates to the risks described in Section 10 of TELUS’ 2008 annual and 2009 interim first, second and third quarter Management’s discussions and analyses.

5.1 Regulatory

Foreign ownership restrictions

In April 2009, TELUS asked the CRTC to determine if new wireless entrant Globalive was compliant with federal laws in respect of foreign ownership that all communication companies in Canada operate under. After public hearings in September, on October 29, the CRTC ruled in Decision Telecom 2009-678 that Globalive was not compliant with the Telecommunications Act in respect of ownership and control and was not eligible to operate as a Canadian telecommunications carrier. This CRTC decision did not prevent Globalive from competing in Canada or accessing Canadian capital, as several other new entrants have successfully done. It did require that Globalive abide by Canada’s laws and correct its governance and capital structure. Following the CRTC’s decision, the federal Industry Minister invited comments as part of his review of the matter. The federal cabinet overturned the CRTC’s decision on December 11, 2009. On January 8, 2010, Public Mobile Inc. filed an application for judicial review with the Federal Court seeking to overturn the Governor in Council’s December 10, 2009 decision declaring that Globalive is eligible to operate as a Canadian carrier.

TELUS has never opposed foreign ownership restrictions being lifted in Canada, but has simply asked that all communications companies in Canada operate under the same rules without an artificial and unfair advantage being handed to any one player by the government or the regulator. TELUS’ views were provided to the Industry Minister on November 18. The Company believes that parliament must enact changes to foreign ownership rules, rather than have the foreign ownership rules for wireless firms, broadcasters, media, cable-TV companies, and wireline companies rendered meaningless by overturning the CRTC’s decision. The CRTC decision suggested that Globalive participated in the 2008 AWS spectrum auction while in a non-compliant state, affecting the outcome for all bidders, including new entrants that played by the rules. TELUS continues to recommend to government that bidders in future wireless spectrum auctions should be pre-qualified.

5.2 Human resource developments

National Collective bargaining in 2010

The collective agreement between TELUS and the Telecommunications Workers Union (TWU) will expire on November 19, 2010. The TWU contract applies to approximately 13,100 employees across Canada in TELUS’ wireline and wireless business segments. Negotiations to renew this collective bargaining agreement are expected to commence in the second half of 2010. Collective bargaining in the TELUS Québec region to renew the collective agreement with the Syndicat québécois des employés de TELUS (SQET) continues into 2010. The SQET agreement expired on December 31, 2009, and covers approximately 1,000 trades, clerical and operator services team members.

In any set of labour negotiations, there can be no assurance that the negotiated compensation expenses or changes to operating efficiency will be as planned or that reduced productivity and work disruptions will not occur during the course of collective bargaining prior to settlement.

Risk mitigation: A governance model is in place to ensure the financial and operating impact of any proposed terms of settlement are assessed and determined to be aligned with TELUS’ strategic direction. As is prudent in any round of collective bargaining, any potential need to continue operations in response to work disruptions will be addressed through contingency planning and emergency operations plans.

5.3 Economic growth and fluctuations

The Canadian economy moved into positive economic growth territory during the third quarter of 2009, ending the recession that began in the fourth quarter of 2008. Unemployment levels rose to approximately 8.6% in the fourth quarter of 2009, up from 6.4% one year earlier, and it is expected that improvement in unemployment levels will lag the economic recovery. The Bank of Canada’s January 2010 Monetary Report stated the economy is expected to grow by 2.9% in 2010 and 3.5% in 2011, after contracting by an estimated 2.5% in 2009. Persistent strength in the Canadian dollar and a low level of absolute demand in the U.S. continue to act as significant drags on the Canadian economy.

With recent strength in the Canadian natural resource sector and growth in Asia, growth in Alberta and British Columbia may be slightly stronger than in Central Canada. However, significant concerns remain around unemployment rates and new household formation, the timing and impact of reduced government spending, as well as the impact of expected increases in interest rates from the Bank of Canada later in 2010.

Resumption of an economic recession may adversely impact TELUS

An extended economic downturn may cause residential and business telecommunications customers to delay new service purchases, reduce volumes of use, discontinue use of services or seek lower-priced alternatives. Significant economic downturns or recessions could adversely impact TELUS’ profitability, free cash flow and bad debt expense, and potentially require the Company to record impairments to the carrying value of its assets including, but not limited to, its intangible assets with indefinite lives (spectrum licences) and its goodwill. Impairments to the carrying value of assets would result in a charge to earnings and a reduction in owners’ equity, but would not affect cash flow.

Risk mitigation: The Company cannot completely mitigate economic risks. TELUS continues to focus on five key vertical markets of the public sector, healthcare, financial services, energy and telecom wholesale. The public sector, healthcare and financial services vertical markets are generally expected to be less exposed to economic cycles. TELUS continues to pursue cost reduction and efficiency initiatives. The Company expects its 2010 capital expenditures to be 19% lower than in 2009, which included significant investments in wireless and wireline broadband. If necessary, the Company could consider additional cost and efficiency initiatives and lower capital expenditures level in future years.

Pension funding

Economic and capital market fluctuations could also adversely impact the funding and expense associated with the defined benefit pension plans that TELUS sponsors. There can be no assurance that TELUS’ pension expense and funding of its defined benefit pension plans will not increase in the future and thereby negatively impact earnings and/or cash flow. Defined benefit funding risks may occur if total pension liabilities exceed the total value of the respective trust funds. Unfunded differences may arise from lower than expected investment returns, reductions in the discount rate used to value pension liabilities, and actuarial loss experiences.

Risk mitigation: TELUS seeks to mitigate this risk through the application of policies and procedures designed to control investment risk and ongoing monitoring of its funding position. At December 31, 2009, aggregate defined benefit pension plan assets represented 99% of accrued benefit obligations. Pension expense and funding for 2010 have been largely determined by the rates of return on the plans’ assets for 2009 and interest rates at year-end 2009, with revisions to expected funding based on recent actuarial reports. As at December 31, 2009, the Company’s best estimate for defined benefit pension plans expense in 2010 is $28 million, as compared to $18 million in 2009, and the Company’s best estimate of cash contributions to its defined benefit pension plans in 2010 is $143 million ($179 million in 2009).

6.              Definitions and reconciliations

6.1 Earnings before interest taxes depreciation and amortization (EBITDA)

TELUS has issued guidance on and reports EBITDA because it is a key measure that management uses to evaluate performance of segments and the Company. EBITDA is also utilized in measuring compliance with debt covenants. (See Section 6.4 – EBITDA excluding restructuring costs.)

EBITDA is a measure commonly reported and widely used by investors as an indicator of a company’s operating performance and ability to incur and service debt, and as a valuation metric. Management’s definition is a top-down calculation.

EBITDA (management’s definition)	Quarters ended December 31		Years ended December 31
($ millions)	2009	2008	2009	2008
Operating revenues	2,443	2,454	9,606	9,653
Deduct:
Operations expense	1,577	1,479	5,925	5,815
Restructuring costs	77	38	190	59
	789	937	3,491	3,779

Management believes EBITDA assists investors in comparing a company’s operating performance on a consistent basis, before taking into account financing decisions and before depreciation and amortization expenses, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors such as historical cost.

EBITDA is not a calculation based on Canadian or U.S. GAAP and should not be considered an alternative to Net income in measuring the Company’s performance, nor should it be used as an exclusive measure of cash flow, because it does not consider the impact of working capital growth, capital expenditures, debt principal reductions and other sources and uses of cash, which are disclosed in the Consolidated statements of cash flows. Investors should carefully consider the specific items included in TELUS’ computation of EBITDA. While EBITDA has been disclosed herein to permit a more complete comparative analysis of the Company’s operating performance and debt servicing ability relative to other companies, investors are cautioned that EBITDA as reported by TELUS may not be comparable in all instances to EBITDA as reported by other companies.

The CICA has defined standardized EBITDA in Improved Communications with Non-GAAP Financial Measures to foster comparability of non-GAAP measures between entities. Similar to management’s definition of EBITDA, standardized EBITDA is an indication of an entity’s capacity to generate income from operations before taking into account management’s financing decisions and costs of consuming tangible and intangible capital assets, which vary according to their vintage, technological currency and management’s estimate of their useful life. Accordingly, standardized EBITDA comprises revenue less operating costs before interest expense, capital asset amortization and impairment charges, and income taxes. The following reconciles management’s definition of EBITDA with Net income and standardized EBITDA.

EBITDA reconciliation	Quarters ended December 31		Years ended December 31
($ millions)	2009	2008	2009	2008
Net income	156	285	1,002	1,131
Financing costs	230	118	532	463
Income taxes	(48)	88	203	436
Depreciation	347	351	1,341	1,384
Amortization of intangible assets	94	84	381	329
Standardized EBITDA (CICA guideline)	779	926	3,459	3,743
Other expense (income)	10	11	32	36
EBITDA (management’s definition)	789	937	3,491	3,779

Management also calculates EBITDA less capital expenditures as a simple proxy for cash flow at a consolidated level and in its two reportable segments. EBITDA less capital expenditures may be used for comparison to the reported results for other telecommunications companies over time and is subject to the potential comparability issues of EBITDA described above.

	Quarters ended December 31		Years ended December 31
($ millions)	2009	2008	2009	2008
EBITDA	789	937	3,491	3,779
Capital expenditures	(514)	(631)	(2,103)	(1,859)
EBITDA less capital expenditures	275	306	1,388	1,920
Payment for AWS spectrum licences	—	—	—	(882)
EBITDA less total capital expenditures	275	306	1,388	1,038

6.2 Free cash flow

TELUS reports free cash flow because it is a key measure used by management to evaluate the Company’s performance. Free cash flow excludes certain working capital changes and other sources and uses of cash, as found in the Consolidated statements of cash flows. Free cash flow is not a calculation based on Canadian or U.S. GAAP and should not be considered an alternative to the Consolidated statements of cash flows. Free cash flow can be used to gauge TELUS’ performance over time. Investors are cautioned that free cash flow as reported by TELUS may not be comparable in all instances to free cash flow as reported by other companies, and differs from standardized free cash flow defined by the CICA. Management’s definition of free cash flow provides an indication of how much cash generated by operations is available after capital expenditures, but before acquisitions, proceeds from divested assets and changes in certain working capital items (such as trade receivables, which can be significantly distorted by securitization changes that do not reflect operating results, and trade payables).

The following shows management’s calculation of free cash flow.

Free cash flow calculation	Quarters ended December 31		Years ended December 31
($ millions)	2009	2008	2009	2008
EBITDA (management’s definition)	789	937	3,491	3,779
Share-based compensation	(25)	(20)	(8)	5
Net employee defined benefit plans expense (recovery)	8	(27)	20	(102)
Employer contributions to employee defined benefit plans	(45)	(26)	(180)	(104)
Restructuring costs net of cash payments	51	30	84	16
Donations and securitization fees included in Other expense	(7)	(8)	(25)	(30)
Cash interest paid	(296)	(193)	(567)	(457)
Cash interest received	—	1	54	3
Income taxes refunded (paid); and other	4	(2)	(266)	(8)
Capital expenditures	(514)	(631)	(2,103)	(1,859)
Payment for AWS spectrum licences	—	—	—	(882)
Free cash flow (management’s definition)	(35)	61	500	361

The CICA defined standardized free cash flow in Improved Communications with Non-GAAP Financial Measures to foster comparability of non-GAAP measures between entities. Standardized free cash flow is an indication of the entity’s capacity to generate discretionary cash from operations, comprising cash flows from operating activities less net capital expenditures and those dividends that are more representative of interest costs. It does not necessarily represent the cash flow in the period available for management to use at its discretion, which may be affected by other sources and non-discretionary uses of cash. The following reconciles management’s definition of free cash flow with standardized free cash flow and Cash provided by operating activities:

Free cash flow reconciliation	Quarters ended December 31		Years ended December 31
($ millions)	2009	2008	2009	2008
Cash provided by operating activities	624	747	2,904	2,819
Deductions:
Capital expenditures	(514)	(631)	(2,103)	(1,859)
Payment for AWS spectrum licences	—	—	—	(882)
Stipulated dividends	n/a	n/a	n/a	n/a
Proceeds from disposition of capital assets	—	—	—	—
Standardized free cash flow (CICA guideline)	110	116	801	78
Amortization of deferred gains on sale-leaseback of buildings, amortization of deferred charges and other, net	1	(8)	(8)	—
Reduction (increase) in securitized accounts receivable	(100)	(50)	(200)	200
Non-cash working capital changes except changes from income tax payments (receipts), interest payments (receipts) and securitized accounts receivable	(46)	3	(93)	83
Proceeds from disposition of capital assets	—	—	—	—
Free cash flow (management’s definition)	(35)	61	500	361

n/a – not applicable.

6.3 Definitions of wireless operating indicators

These measures are industry metrics and are useful in assessing the operating performance of a wireless company.

Average revenue per subscriber unit per month (ARPU) is calculated as Network revenue divided by the average number of subscriber units on the network during the period and expressed as a rate per month. Data ARPU is a component of ARPU, calculated on the same basis for revenue derived from services such as text messaging, mobile computing, personal digital assistance devices, Internet browser activity and pay-per-use downloads.

Churn per month is calculated as the number of subscriber units disconnected during a given period divided by the average number of subscriber units on the network during the period, and expressed as a rate per month. A prepaid subscriber is disconnected when the subscriber has no usage for 90 days following expiry of the prepaid card.

Cost of acquisition (COA) consists of the total of handset subsidies, commissions, and advertising and promotion expenses related to the initial subscriber acquisition during a given period. As defined, COA excludes costs to retain existing subscribers (retention spend).

COA per gross subscriber addition is calculated as cost of acquisition divided by gross subscriber activations during the period.

EBITDA excluding COA is a measure of operational profitability normalized for the period costs of adding new customers.

Retention spend to Network revenue represents direct costs associated with marketing and promotional efforts aimed at the retention of the existing subscriber base divided by Network revenue.

6.4 Definitions of liquidity and capital resource measures

Dividend payout ratio and dividend payout ratio of sustainable net earnings: For actual earnings, the measure is defined as the quarterly dividend declared per Common Share and Non-Voting Share, as reported on the financial statements, multiplied by four and divided by the sum of basic earnings per share for the most recent four quarters for interim reporting periods (divided by annual earnings per share for fiscal years). The target guideline for the annual dividend payout ratio is on a prospective basis, rather than on a trailing basis, and is 45 to 55% of sustainable net earnings. The dividend payout ratio on an actual basis, excluding income tax-related adjustments and ongoing impacts of a net-cash settlement feature introduced in 2007, is considered more representative of a sustainable calculation.

EBITDA – excluding restructuring costs is used in the calculation of Net debt to EBITDA and EBITDA interest coverage, consistent with the calculation of the Leverage Ratio and the Coverage Ratio in credit facility covenants. Restructuring costs were $190 million and $59 million, respectively, for the years ended December 31, 2009 and 2008.

EBITDA – excluding restructuring costs interest coverage is defined as EBITDA excluding restructuring costs divided by Net interest cost. Historically, this measure is substantially the same as the Coverage Ratio covenant in TELUS’ credit facilities.

Interest coverage on long-term debt (earnings coverage) is calculated on a 12-month trailing basis as Net income before interest expense on long-term debt and income tax expense, divided by interest expense on long-term debt. Interest expense on long-term debt includes losses on redemption of long-term debt. The calculation is based on total long-term debt, including long-term debt due within one year.

Net debt is a non-GAAP measure whose nearest GAAP measure is Long-term debt, including Current maturities of long-term debt, as reconciled below. Net debt is one component of a ratio used to determine compliance with debt covenants (refer to the description of Net debt to EBITDA below).

	As at December 31
($ millions)	2009	2008
Long-term debt including current portion	6,172	6,352
Debt issuance costs netted against long-term debt	30	28
Derivative liability	721	778
Accumulated other comprehensive income amounts arising from financial instruments used to manage interest rate and currency risks associated with U.S. dollar denominated debt (excluding tax effects)	(70)	(168)
Cash and temporary investments	(41)	(4)
Proceeds from securitized accounts receivable	500	300
Net debt	7,312	7,286

The derivative liability in the table above relates to cross currency interest rate swaps that effectively convert principal repayments and interest obligations to Canadian dollar obligations, and is in respect of the U.S.$1,348 million debenture, as at December 31, 2009 (U.S.$1,925 million at December 31, 2008) that matures June 1, 2011. Management believes that Net debt is a useful measure because it incorporates the exchange rate impact of cross currency swaps put into place that fix the value of U.S. dollar debt and because it represents the amount of long-term debt obligations that are not covered by available cash and temporary investments.

Net debt to EBITDA – excluding restructuring costs is defined as Net debt as at the end of the period divided by the 12-month trailing EBITDA – excluding restructuring costs. TELUS’ long-term guideline range for Net debt to EBITDA is from 1.5 to 2.0 times. Historically, Net debt to EBITDA – excluding restructuring costs is substantially the same as the Leverage Ratio covenant in TELUS’ credit facilities.

Net debt to total capitalization provides a measure of the proportion of debt used in the Company’s capital structure.

Net interest cost is defined as Financing costs before gains on redemption and repayment of debt, calculated on a 12-month trailing basis. No gains on redemption and repayment of debt were recorded in the respective periods. Losses recorded on the redemption of long-term debt are included in net interest cost. Net interest costs for the years ended December 31, 2009 and 2008 are equivalent to reported financing costs for those periods.

Total capitalization — book value is calculated as Net debt plus Owners’ equity, excluding accumulated other comprehensive income or loss:

	As at December 31
($ millions)	2009	2008
Net debt	7,312	7,286
Owners’ equity
Common Share and Non-Voting Share equity	7,554	7,085
Add back Accumulated other comprehensive loss	72	130
Non-controlling interests	21	23
Total capitalization — book value	14,959	14,524

TELUS Corporation

interim consolidated statements of income and other comprehensive income	(unaudited)

	Three months		Twelve months
Periods ended December 31 (millions except per share amounts)	2009	2008	2009	2008
		(as adjusted)		(as adjusted)
OPERATING REVENUES	$2,443	$2,454	$9,606	$9,653
OPERATING EXPENSES
Operations	1,577	1,479	5,925	5,815
Restructuring costs	77	38	190	59
Depreciation	347	351	1,341	1,384
Amortization of intangible assets	94	84	381	329
	2,095	1,952	7,837	7,587
OPERATING INCOME	348	502	1,769	2,066
Other expense, net	10	11	32	36
Financing costs	230	118	532	463
INCOME BEFORE INCOME TAXES	108	373	1,205	1,567
Income taxes	(48)	88	203	436
NET INCOME	156	285	1,002	1,131
OTHER COMPREHENSIVE INCOME
Change in unrealized fair value of derivatives designated as cash flow hedges	33	(20)	69	(26)
Foreign currency translation adjustment arising from translating financial statements of self-sustaining foreign operations	—	3	(12)	2
Change in unrealized fair value of available-for-sale financial assets	—	—	1	(2)
	33	(17)	58	(26)
COMPREHENSIVE INCOME	$189	$268	$1,060	$1,105
NET INCOME ATTRIBUTABLE TO:
Common Shares and Non-Voting Shares	$155	$285	$998	$1,128
Non-controlling interests	1	—	4	3
	$156	$285	$1,002	$1,131
TOTAL COMPREHENSIVE INCOME ATTRIBUTABLE TO:
Common Shares and Non-Voting Shares	$188	$268	$1,056	$1,102
Non-controlling interests	1	—	4	3
	$189	$268	$1,060	$1,105
NET INCOME PER COMMON SHARE AND NON-VOTING SHARE
– Basic	$0.49	$0.90	$3.14	$3.52
– Diluted	$0.49	$0.89	$3.14	$3.51
DIVIDENDS DECLARED PER COMMON SHARE AND NON-VOTING SHARE	$0.475	$0.475	$1.90	$1.825
TOTAL WEIGHTED AVERAGE COMMON SHARES AND NON-VOTING SHARES OUTSTANDING
– Basic	318	318	318	320
– Diluted	318	319	318	322

TELUS Corporation

interim consolidated statements of financial position	(unaudited)

As at December 31 (millions)	2009	2008
		(as adjusted)
ASSETS
Current Assets
Cash and temporary investments, net	$41	$4
Accounts receivable	694	966
Income and other taxes receivable	16	25
Inventories	270	397
Prepaid expenses	105	112
Derivative assets	1	10
	1,127	1,514
Non-Current Assets
Property, plant, equipment and other, net	7,729	7,317
Intangible assets, net	5,148	5,166
Goodwill	3,572	3,564
Other long-term assets	1,602	1,418
Investments	41	42
	18,092	17,507
	$19,219	$19,021

LIABILITIES AND OWNERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$1,385	$1,465
Income and other taxes payable	182	163
Restructuring accounts payable and accrued liabilities	135	51
Dividends payable	150	151
Advance billings and customer deposits	674	689
Current maturities of long-term debt	82	4
Current portion of derivative liabilities	62	75
Current portion of future income taxes	294	459
	2,964	3,057
Non-Current Liabilities
Long-term debt	6,090	6,348
Other long-term liabilities	1,271	1,295
Future income taxes	1,319	1,213
	8,680	8,856
Total Liabilities	11,644	11,913
Owners’ Equity
Common Share and Non-Voting Share equity	7,554	7,085
Non-controlling interests	21	23
	7,575	7,108
	$19,219	$19,021

TELUS Corporation

interim consolidated statements of cash flows	(unaudited)

	Three months		Twelve months
Periods ended December 31 (millions)	2009	2008	2009	2008
OPERATING ACTIVITIES
Net income (as adjusted)	$156	$285	$1,002	$1,131
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	441	435	1,722	1,713
Future income taxes	(314)	(129)	(83)	161
Share-based compensation	(25)	(20)	(8)	5
Net employee defined benefit plans expense	8	(27)	20	(102)
Employer contributions to employee defined benefit plans	(45)	(26)	(180)	(104)
Restructuring costs, net of cash payments	51	30	84	16
Amortization of deferred gains on sale-leaseback of buildings, amortization of deferred charges and other, net	(1)	8	8	—
Net change in non-cash working capital	353	191	339	(1)
Cash provided by operating activities	624	747	2,904	2,819
INVESTING ACTIVITIES
Capital expenditures	(514)	(631)	(2,103)	(1,859)
Payment for advanced wireless services spectrum licences	—	—	—	(882)
Acquisitions	—	—	(26)	(696)
Proceeds from the sale of property and other assets	—	—	—	13
Other	1	(12)	1	(9)
Cash used by investing activities	(513)	(643)	(2,128)	(3,433)
FINANCING ACTIVITIES
Common Shares and Non-Voting Shares issued	—	—	1	—
Dividends to holders of Common Shares and Non-Voting Shares	(151)	(144)	(602)	(433)
Purchase of Common Shares and Non-Voting Shares for cancellation	—	(6)	—	(280)
Long-term debt issued	2,003	3,438	9,112	12,983
Redemptions and repayment of long-term debt	(1,956)	(3,424)	(9,244)	(11,667)
Dividends paid by a subsidiary to non-controlling interests	—	—	(6)	(5)
Cash provided (used) by financing activities	(104)	(136)	(739)	598
CASH POSITION
Increase (decrease) in cash and temporary investments, net	7	(32)	37	(16)
Cash and temporary investments, net, beginning of period	34	36	4	20
Cash and temporary investments, net, end of period	$41	$4	$41	$4
SUPPLEMENTAL DISCLOSURE OF CASH FLOWS
Interest (paid)	$(296)	$(193)	$(567)	$(457)
Interest received	$—	$1	$54	$3
Income taxes (inclusive of Investment Tax Credits) (paid) received, net	$4	$(2)	$(266)	$(10)

TELUS Corporation

segmented information	(unaudited)

Three-month periods ended December 31	Wireline		Wireless		Eliminations		Consolidated
(millions)	2009	2008	2009	2008	2009	2008	2009	2008
Operating revenues
External revenue	$1,218	$1,266	$1,225	$1,188	$—	$—	$2,443	$2,454
Intersegment revenue	36	35	7	7	(43)	(42)	—	—
	1,254	1,301	1,232	1,195	(43)	(42)	2,443	2,454
Operating expenses
Operations expense	826	824	794	697	(43)	(42)	1,577	1,479
Restructuring costs	74	32	3	6	—	—	77	38
	900	856	797	703	(43)	(42)	1,654	1,517
EBITDA(1)	$354	$445	$435	$492	$—	$—	$789	$937
Capital expenditures	$322	$395	$192	$236	$—	$—	$514	$631
EBITDA less capital expenditures	$32	$50	$243	$256	$—	$—	$275	$306
					EBITDA (from above)		$789	$937
					Depreciation		347	351
					Amortization		94	84
					Operating income		348	502
					Other expense, net		10	11
					Financing costs		230	118
					Income before income taxes		108	373
					Income taxes		(48)	88
					Net income		$156	$285

Years ended December 31	Wireline		Wireless		Eliminations		Consolidated
(millions)	2009	2008	2009	2008	2009	2008	2009	2008
Operating revenues
External revenue	$4,899	$5,021	$4,707	$4,632	$—	$—	$9,606	$9,653
Intersegment revenue	134	131	28	28	(162)	(159)	—	—
	5,033	5,152	4,735	4,660	(162)	(159)	9,606	9.653
Operating expenses
Operations expense	3,297	3,327	2,790	2,647	(162)	(159)	5,925	5,815
Restructuring costs	178	51	12	8	—	—	190	59
	3,475	3,378	2,802	2,655	(162)	(159)	6,115	5,874
EBITDA(1)	$1,558	$1,774	$1,933	$2,005	$—	$—	$3,491	$3,779
Capital expenditures	$1,333	$1,311	$770	$548	$—	$—	$2,103	$1,859
Advanced wireless services spectrum licences	—	—	—	882	—	—	—	882
CAPEX(2)	$1,333	$1,311	$770	$1,430	$—	$—	$2,103	$2,741
EBITDA less CAPEX	$225	$463	$1,163	$575	$—	$—	$1,388	$1,038
					EBITDA (from above)		$3,491	$3,779
					Depreciation		1,341	1,384
					Amortization		381	329
					Operating income		1,769	2,066
					Other expense, net		32	36
					Financing costs		532	463
					Income before income taxes		1,205	1,567
					Income taxes		203	436
					Net income		$1,002	$1,131

(1)             Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”) is a measure that does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers; EBITDA is defined by the Company as operating revenues less operations expense and restructuring costs. The Company has issued guidance on, and reports, EBITDA because it is a key measure used by management to evaluate performance of its business segments and is utilized in measuring compliance with certain debt covenants.

(2)             Total capital expenditures (“CAPEX”) are the sum of capital expenditures and advanced wireless services spectrum licences.